Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and between

ABBOTT LABORATORIES,

CHACE LLC

and

JOHNSON & JOHNSON

Solely for the purpose of Section 11.12

Dated as of September 14, 2016

i

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

4.1	Organization and Qualification	26
4.2	Authority Relative to this Agreement	26
4.3	Consents and Approvals; No Violations	26
4.4	Litigation	27
4.5	Brokers	27
4.6	Sufficiency of Funds	27
4.7	Investment Decision	27
4.8	Independent Investigation	28
4.9	No Other Representations or Warranties; No Reliance	28

ARTICLE V

ADDITIONAL AGREEMENTS

5.1	Access to Information	29
5.2	Confidentiality	29
5.3	Required Actions	30
5.4	Conduct of Business	33
5.5	Consents	36
5.6	Public Announcements	36
5.7	Intercompany Accounts; Cash	37
5.8	Termination of Intercompany Arrangements	37
5.9	Guarantees; Commitments	37
5.10	Insurance	38
5.11	Seller Brands Limited License; Corporate Names	39
5.12	Non-Competition; Non-Solicitation	40
5.13	Mutual Release	41
5.14	Pre-Closing Restructuring	42
5.15	Further Assurance; Post-Closing Cooperation	42

ARTICLE VI

EMPLOYEE MATTERS COVENANTS

6.1	Transfer of Employees	44
6.2	Compensation and Employee Benefits	45
6.3	Transferred Entity Benefit Plans	47
6.4	Defined Benefit Pension Plans	47
6.5	U.S. Defined Contribution Plans	49
6.6	International Defined Contribution Plans	50
6.7	Deferred Compensation Plans	51
6.8	Equity Compensation	52

6.9	ESPP	52
6.10	Labor and Employment Law Matters	52
6.11	Communications	53
6.12	Third-Party Beneficiary Rights	53
6.13	Business Employee List	53

ARTICLE VII

TAX MATTERS

7.1	Tax Indemnification by Seller	54
7.2	Tax Indemnification by Purchaser	54
7.3	Straddle Periods	55
7.4	Tax Returns	55
7.5	Certain Tax Benefits, Refunds, Credits and Carrybacks	56
7.6	Tax Contests	57
7.7	Cooperation and Exchange of Information	59
7.8	Tax Sharing Agreements	59
7.9	Tax Treatment of Payments	60
7.10	Certain Tax Elections	60
7.11	Additional Post-Closing Tax Covenant	60
7.12	No Duplicate Recovery	60
7.13	Transfer Taxes	60
7.14	Timing of Payments	61
7.15	Tax Matters Coordination	61

ARTICLE VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

8.1	Conditions to Obligation of Each Party to Close	61
8.2	Conditions to Purchaser’s Obligation to Close	61
8.3	Conditions to Seller’s Obligation to Close	62

ARTICLE IX

TERMINATION

9.1	Termination	62
9.2	Notice of Termination	64
9.3	Effect of Termination	64
9.4	Extension; Waiver	64

ARTICLE X

INDEMNIFICATION

10.1	Survival of Representations, Warranties, Covenants and Agreements	64

10.2	Indemnification by Seller	65
10.3	Indemnification by Purchaser	66
10.4	Indemnification Procedures	67
10.5	Exclusive Remedy	68
10.6	Additional Indemnification Provisions	68
10.7	Limitation of Liability	68
10.8	Mitigation	69

ARTICLE XI
GENERAL PROVISIONS

11.1	Interpretation; Absence of Presumption	69
11.2	Headings; Definitions	70
11.3	Governing Law; Jurisdiction and Forum; Waiver of Jury Trial	70
11.4	Entire Agreement	71
11.5	No Third Party Beneficiaries	71
11.6	Expenses	71
11.7	Notices	71
11.8	Successors and Assigns	72
11.9	Amendments and Waivers	73
11.10	Severability	73
11.11	Specific Performance	73
11.12	Parent Undertaking	74
11.13	Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege	74
11.14	No Admission	74
11.15	Counterparts	75

Exhibits

Exhibit A:  Form of Transition Services Agreement

Schedules

Schedule I:         Accounting Principles

Seller Disclosure Schedule

Purchaser Disclosure Schedule

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of September 14, 2016, is by and between Abbott Laboratories, an Illinois corporation (“Seller”), Chace LLC, a Delaware limited liability company (“Purchaser”), and, solely for purposes of Section 11.12 hereof, Johnson & Johnson, a New Jersey corporation (“Parent”).

RECITALS

WHEREAS, Seller holds the capital stock of Abbott Medical Optics Inc., a Delaware corporation (the “Company”);

WHEREAS, Seller desires to sell and transfer, and Purchaser desires to purchase, all of Seller’s right, title and interest in and to the shares of capital stock of the Company (the “Shares”) for the consideration set forth in Section 2.2, subject to the terms and conditions of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.1          Defined Terms.  For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any claim, action, suit, arbitration, litigation or proceeding.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided that, from and after the Closing, (a) none of the Transferred Entities shall be considered an Affiliate of Seller or any of Seller’s Affiliates and (b) none of Seller or any of Seller’s Affiliates shall be considered an Affiliate of any Transferred Entity.

“Ancillary Agreements” shall mean the Transition Services Agreement and such other agreements entered into in connection with the transactions contemplated hereby as Seller and Purchaser may mutually agree.

“Business” shall mean the surgical cataract treatment, surgical glaucoma management, surgical vision correction and consumer eye health businesses as conducted by the Company and its Subsidiaries as of immediately prior to the Closing.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Employee” shall mean each individual who is not an Excluded Employee and who, immediately before the Closing, is employed by the Seller Group or any of the Transferred Entities and devotes 50% or more of his or her services to the Business, including any such individual who is on an approved leave of absence.

“Business Material Adverse Effect” shall mean any event, change, development or effect that has a material adverse effect on the business, financial condition or results of operations of the Transferred Entities, taken as a whole; provided, that no such event, change, development or effect resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, or whether there would reasonably be expected to be, a Business Material Adverse Effect:  (a) the general conditions and trends in the industries or businesses in which any of the Transferred Entities operate, including competition in any of the geographic or product areas in which any of the Transferred Entities operate, (b) general political, economic, financial or capital markets conditions (including interest rates, exchange rates and credit markets), (c) any act of civil unrest, war, terrorism or sabotage, including an outbreak or escalation of hostilities in the United States or elsewhere or the declaration by any Governmental Entity of a national emergency or war, (d) any natural or manmade disasters, hurricanes, floods, tornados, pandemics, tsunamis, earthquakes or other acts of God, (e) changes in any Laws or GAAP or other applicable accounting principles or standards or any authoritative interpretations thereof, (f) the failure of the financial or operating performance of the Transferred Entities to meet internal, Seller’s or analyst projections, forecasts or budgets for any period (provided that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Business Material Adverse Effect; provided, further, that this clause (f) shall not be construed as implying that Seller is making any representation or warranty hereunder with respect to any internal, Seller or analyst projections, forecasts or budgets), (g) any action taken or omitted to be taken by or at the written request or with the written consent of Purchaser or that is required by this Agreement, or (h) the execution, announcement, performance or consummation of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby (including the impact thereof on the relationships, contractual or otherwise, of the Transferred Entities with customers, employees, suppliers or partners), or the identity of Purchaser; provided, further, that any event, change, development or effect referred to in clauses (a) through (e) may be taken into account in determining whether there has been a Business Material Adverse Effect to the extent such event, change, development or effect has a disproportionate adverse effect on the Transferred Entities, taken as a whole, as compared to other participants in the industry in which the Transferred Entities operate (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Business Material Adverse Effect).

“Cash Amounts” means, as of any time, all cash and cash equivalents, including all cash and cash equivalents held in or as bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, and securities and brokerage accounts, of the Transferred Entities as of such time, net of outstanding checks and any overdrafts of cash accounts as of such time.

“Code” shall mean the U.S. Internal Revenue Code of 1986.

“Confidentiality Agreement” shall mean the confidential disclosure agreement, dated August 12, 2016, by and between Seller and an Affiliate of Purchaser.

“Contract” shall mean any written and legally binding lease, contract, license, arrangement, option, instrument or other agreement, other than a Permit or a Seller Benefit Plan.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Environmental Laws” shall mean any Law relating to the pollution or protection of the environment, public health and safety, and natural resources, including the use, handling, transportation, treatment, storage, disposal, release or discharge of Regulated Substances.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“Estimated Working Capital Adjustment Amount” shall mean an amount, which may be positive or negative, that shall be equal to (i) the amount of Working Capital set forth in the Estimated Closing Working Capital and Net Indebtedness Statements, less (ii) the Target Working Capital Amount; provided that if the absolute value of the result of the calculation contemplated by this sentence is less than $14,000,000, then the Estimated Working Capital Adjustment Amount shall be deemed to be equal to zero.

“Excluded Employees” shall mean the individuals listed in the letter provided by Seller to Purchaser contemporaneously with the execution of this Agreement.

“Final Working Capital Adjustment Amount” shall mean an amount, which may be positive or negative, that shall be equal to (a) (i) the amount of Working Capital set forth in the Final Closing Working Capital and Net Indebtedness Statements, less (ii) the Target Working Capital Amount; provided that if the absolute value of the result of the calculation contemplated by this clause (a) is less than $14,000,000, then such calculation shall be deemed to be equal to zero, less (b) the Estimated Working Capital Adjustment Amount.

“Former Business Employee” shall mean each individual who was an employee of a Transferred Entity and devoted 50% or more of his or her services to the Business at the time of his or her termination of employment and as of immediately prior to the Closing is no longer employed by a Transferred Entity or the Seller Group.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied throughout the periods involved.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” shall mean, without duplication, in each case calculated in accordance with the Accounting Principles:  (a) any indebtedness for borrowed money of any Transferred Entity, whether current, short-term or long-term, secured or unsecured, (b) any obligations of any Transferred Entity evidenced by bonds, notes or debentures, (c) any obligations of any Transferred Entity in respect of letters of credit or bank guarantees, to the extent drawn, and (d) any obligations of another Person referred to in the foregoing clauses that are guaranteed by any of the Transferred Entities, in each case including accrued and unpaid interest, prepayment charges or premium thereon; provided, that Indebtedness shall not include (i) any intercompany obligations owing by one Transferred Entity to another Transferred Entity or (ii) any capital lease obligations.

“Intellectual Property” shall mean all intellectual property and industrial property rights throughout the world, including (a) trademarks and service marks whether registered or unregistered, brand names, certification marks, collective marks, Internet domain name registrations, logos, slogans, symbols, trade dress and design rights, all registrations, renewals and applications for registration of the foregoing, and all goodwill associated therewith; (b) patents, patent applications, invention disclosures, and all reissuances, continuations, continuations in part, divisionals, extensions, re-examinations, renewals, and related applications; (c) rights in trade secrets, know-how and other confidential or proprietary information, including ideas, inventions, designs, drawings, specifications, product configurations, prototypes, models, improvements, technical data and other data, databases, formulae, laboratory notebooks, pricing and cost information, plans, proposals, processes, procedures, schematics, manufacturing techniques, business methods, customer lists and supplier lists, and all tangible embodiments thereof (in any form or medium) (collectively, “Trade Secrets”); (d) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship (other than rights described in clause (e) below), including all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (e) rights in all computer software programs.

“International Business Employee” shall mean each Business Employee or Former Business Employee who provides or provided services primarily outside the United States.

“International Seller Benefit Plan” shall mean each Seller Benefit Plan in which International Business Employees are eligible to participate.

“International Transferred Entity Benefit Plan” shall mean each Transferred Entity Benefit Plan in which International Business Employees are eligible to participate.

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge of Purchaser” shall mean the actual knowledge as of the date hereof of the Persons listed on Section 1.1(a) of the Purchaser Disclosure Schedule.

“Knowledge of Seller” shall mean the actual knowledge as of the date hereof of the Persons listed on Section 1.1(b) of the Seller Disclosure Schedule.

“Law” shall mean any federal, state, local, foreign or supranational law, statute, regulation, ordinance, rule, Order or decree by any Governmental Entity.

“Liability” shall mean all Indebtedness, obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards or settlements.

“Liens” shall mean all liens, pledges, charges, claims, security interests, purchase agreements, options, restrictions on transfer or other encumbrances.

“Losses” shall mean all losses, damages, penalties, liabilities, fines, costs and expenses (including reasonable attorney’s fees), actually incurred or suffered by a Seller Indemnified Party or a Purchaser Indemnified Party, as applicable, in each case excluding the items set forth in Section 10.7.

“Multiemployer Plan” shall mean a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Order” shall mean any outstanding order, judgment, writ, injunction, stipulation, award or decree.

“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, consents or orders of, or filings with, any Governmental Entity.

“Permitted Liens” shall mean (a) statutory Liens of landlords and mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the ordinary course of business, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and Liens for Taxes, assessments or other governmental charges or levies that are not due or payable or that are being contested by appropriate Actions or that may thereafter be paid without material penalty and for which adequate reserves have been established, (b) Liens disclosed on or reflected in the Business Financial Statements, (c) defects or imperfections of title not materially interfering with the ordinary conduct of the Business as a whole, (d) restrictions under the leases, subleases and similar agreements with respect to the Business Leased Real Property or Business Owned Real Property, none of which materially interferes with the ordinary conduct of the Business as a whole, (e) any easements, covenants, rights-of-way, restrictions of record and other similar charges not materially interfering with the ordinary conduct of the Business as a whole, (f) any conditions that would be shown by a current, accurate survey or physical inspection of any Business Leased Real Property or Business Owned Real Property, (g) zoning, building and other similar restrictions, none of which materially interferes with the ordinary conduct of the Business as a whole, (h) Liens that have been placed by any developer, landlord or other third party on property owned by third parties over which any Transferred Entity has easement rights and subordination or similar agreements relating thereto, not materially interfering with the ordinary conduct of the Business as a whole, (i) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security and (j) nonexclusive licenses to Intellectual Property.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity or works council.

“Post-Closing Period” shall mean any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Period” shall mean any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Property Taxes” shall mean real, personal and intangible ad valorem property Taxes.

“Purchaser Disclosure Schedule” shall mean the disclosure schedule delivered by Purchaser to Seller prior to the execution of this Agreement.

“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

“Regulated Substance” shall mean any (a) substance defined as hazardous or toxic by or otherwise regulated under any Environmental Law, (b) gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum product, (c) asbestos and (d) polychlorinated biphenyls, methane or radon.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933.

“Seller Benefit Plan” shall mean all employee benefit plans (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree health or life insurance, supplemental retirement, superannuation, gratuity, jubilee, provident fund, employment, severance, retention, termination, change in control, welfare, post-employment, profit-sharing, disability, health, vacation, sick leave benefits, fringe benefits or other benefit plans, programs, agreements or arrangements, (a) that are sponsored, maintained, contributed to or required to be maintained or contributed to by Seller or any of its Affiliates (but excluding any such plan, program or arrangement mandated by and maintained solely pursuant to applicable Law or any

“multiemployer plan” within the meaning of Section 3(37) of ERISA), in each case providing benefits to any Business Employee or Former Business Employee or (b) under which any Transferred Entity has any Liability or any obligation to contribute (whether actual or contingent).

“Seller Brands” means (a) the trademarks “Abbott”, the stylized symbol “A®”, “A Promise for Life”, “life. to the fullest.” and any variants of any of the foregoing or (b) any compound trademarks using any of the foregoing, in each case as used immediately prior to the Closing in connection with the Business.

“Seller Group” shall mean Seller and its Affiliates (other than any Transferred Entity).

“Straddle Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.

“Target Working Capital Amount” shall mean $280,000,000.

“Tax” shall mean any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other duty, assessment or governmental charge, in each case in the nature of a tax, imposed by any Governmental Entity, together with all interest, penalties and additional amounts imposed with respect to such amounts.

“Tax Asset” shall mean any Tax Item that could reduce a Tax, including a net operating loss, net capital loss, general business credit, foreign tax credit, charitable deduction or credit related to alternative minimum tax or other Tax credit.

“Tax Benefit” shall mean the Tax effect of any Tax Item that decreases Taxes paid or payable or increases Tax basis, including any interest with respect thereto or interest that would have been payable but for such item.  The amount and timing of any Tax Benefit shall be determined on a “with and without” basis.

“Tax Claim” shall mean any Tax Proceeding (a) that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VII or (b) relating to a Pre-Closing Period or Straddle Period of any Transferred Entity.

“Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item that increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) resulting from a change in accounting method.

“Tax Proceeding” shall mean any audit, examination, contest, litigation or other Action relating to Taxes.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or statement filed or required or permitted to be filed with any taxing authority relating to Taxes, including any schedule or attachment thereto or any amendment thereof.

“Transfer of Undertakings Directive” shall mean the Council of the European Union Directive 2001/23/EC of March 21, 2001 on the approximation of the laws of the Member States relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of undertakings or businesses and/or local implementing legislation both as amended from time to time.

“Transferred Entity” shall mean the Company and each of its Subsidiaries as of immediately prior to the Closing.

“Transferred Entity Benefit Plan” shall mean each Seller Benefit Plan that is either (a) sponsored or maintained by a Transferred Entity, or (b) maintained by the Seller Group exclusively for the benefit of Business Employees or Former Business Employees.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing substantially in the form of Exhibit A hereto.

“U.S. Business Employee” shall mean each Business Employee or Former Business Employee who is not an International Business Employee.

“U.S. Seller Benefit Plan” shall mean each Seller Benefit Plan in which U.S. Business Employees are eligible to participate.

“U.S. Transferred Entity Benefit Plan” shall mean each Transferred Entity Benefit Plan in which U.S. Business Employees are eligible to participate.

“United States” shall mean the United States of America and its territories and possessions.

“Working Capital” shall mean Current Assets less Current Liabilities, as such terms are defined in the Accounting Principles.

1.2                               Other Definitions.  The following terms shall have the meanings defined in the Section indicated:

Term	Section

ABO	6.4(b)
Accounting Principles	2.4(b)
Acquired Business	5.12(a)(ii)
Acquired Competing Business	5.12(a)(ii)

Agreement	Preamble
Anticorruption Laws	3.8(b)
Archived Records	5.15(d)
Business Financial Statements	3.5(a)
Business Information	5.2(b)
Business Intellectual Property	3.15(a)
Business Leased Real Property	3.14(a)(vi)
Business Material Contracts	3.14(a)
Business Owned Real Property	3.11(a)
Business Product	3.16
Cap	10.2(b)(ii)
Closing	2.1
Closing Date	2.3(a)
Closing Working Capital and Net Indebtedness Adjustments	2.2
COBRA	6.2(d)
Combined Tax Return	7.4(a)
Company	Recitals
Competing Business	5.12(a)
Competition Laws	5.3(d)
Controlling Party	7.6(c)
Current Representation	11.13(a)
DC Transfer Amounts	6.6(b)
De Minimis Amount	10.2(b)(i)
Deductible	10.2(b)(i)
Deferred Compensation Employees	6.7(a)
Delayed Transfer Employee	6.1(d)
Designated Person	11.13(a)
Employee Transaction Liabilities	6.2(b)
Enforceability Exceptions	3.3
Estimated Closing Working Capital and Net Indebtedness Statements	2.4(a)
Exchange Ratio	6.8(a)
FDA	3.18(a)
Final Closing Working Capital and Net Indebtedness Statements	2.6(c)
Food and Drug Laws	3.18(a)
Health Care Laws	3.18(a)
Illustrative Working Capital Statement	2.4(b)
Indemnified Guarantees	5.9(a)
Indemnified Party	10.4(a)
Indemnifying Party	10.4(a)
Independent Accounting Firm	2.6(c)
Initial Closing Working Capital and Net Indebtedness Statements	2.5(a)
International DC Employees	6.6(a)
International Purchaser DC Plans	6.6(a)
International Seller DC Plans	6.6(a)
International Transferred Employee	6.1(e)
Legal Restraints	8.1(b)

New Plans	6.2(c)
Non-Controlling Party	7.6(c)
Notice of Disagreement	2.6
Offer Employee	6.1(c)
Old Plans	6.2(c)
Outside Date	9.1(b)(i)
Pension Transfer Amounts	6.6(c)
Post-Closing Adjustment	2.7
Post-Closing Representation	11.13(a)
Pre-Closing Restructuring	5.14
Pre-Closing Separate Tax Return	7.4(a)
Purchase Price	2.2
Purchaser	Preamble
Purchaser DC Plans	6.5(a)
Purchaser Deferred Compensation Plans	6.7(a)
Purchaser Fundamental Representations	8.3(a)
Purchaser Indemnified Parties	10.2(a)
Purchaser RSU	6.8(a)
Purchaser Shares	6.8(a)
Purchaser Tax Indemnified Parties	7.1
Releases	5.13(a)
Resolution Period	2.6(b)
Retained Liabilities	10.2(a)
Sale	2.1
Seller	Preamble
Seller DC Plans	6.5(a)
Seller Deferred Compensation Plans	6.7(a)
Seller Disclosure Schedule	Article III
Seller Employees	5.12(c)
Seller ESPPs	6.9
Seller Fundamental Representations	8.2(a)
Seller Indemnified Parties	10.3
Seller RSU	6.8(a)
Seller Shares	6.8(a)
Seller Tax Indemnified Parties	7.2
Shares	Recitals
Straddle Period Separate Tax Return	7.4(b)
Subsequent Loss	7.5(d)
Substituted Guarantees	5.9(b)
Third Party Claim	10.4(a)
Transfer Taxes	7.13
Transferee Pension Plans	6.4(a)
Transferor Pension Plans	6.4(a)
Transferred Employees	6.1(e)
Transferred Entity Insurance Policies	5.10
Transferred Pension Plan Employees	6.4(a)

TUD Employee	6.1(b)
U.S. DC Employees	6.5(a)
U.S. Transferred Employee	6.1(e)
WARN	6.10(b)

ARTICLE II

THE SALE

2.1                               Sale and Purchase of Shares.  Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Seller shall transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Shares, free and clear of all Liens other than transfer restrictions imposed by applicable Law (the “Sale”).

2.2                               Purchase Price.  In consideration for the Shares, at the Closing, Purchaser shall deliver to Seller (and/or one or more of Seller’s designees), in cash, an aggregate of (a) four billion three hundred twenty five million dollars ($4,325,000,000) plus (b) the Estimated Working Capital Adjustment Amount (if any), plus (c) the amount, if any, of Cash Amounts set forth in the Estimated Closing Working Capital and Net Indebtedness Statements less (d) the amount, if any, of Indebtedness set forth in the Estimated Closing Working Capital and Net Indebtedness Statements (the amounts in (b), (c) and (d) together, the “Closing Working Capital and Net Indebtedness Adjustments”) (the aggregate amount determined pursuant to this Section 2.2, as it may be adjusted pursuant to Section 2.7, the “Purchase Price”).

2.3                               Closing.

(a)                                 The Closing shall take place (i) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., New York time, on the date that is the third Business Day following the date on which all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser.  The date on which the Closing occurs is referred to as the “Closing Date.” The Closing shall be deemed to have occurred at 12:01 a.m. local time in each jurisdiction where Seller and its Affiliates conduct the Business on the Closing Date.

(b)                                 At the Closing:

(i)                                     Seller shall:

(A)                               deliver to Purchaser certificates evidencing the Shares, duly endorsed in blank or with stock powers duly executed in proper form for transfer and with any required stock transfer stamps affixed thereto;

(B)                               deliver to Purchaser the certificate required to be delivered pursuant to Section 8.2(c);

(C)                               execute and deliver, or cause to be executed and delivered, as applicable, to Purchaser each of the Ancillary Agreements to which any member of the Seller Group is a party; and

(D)                               deliver to Purchaser a duly executed certificate of non-foreign status of Seller, dated the Closing Date, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B); and

(ii)                                  Purchaser shall:

(A)                               deliver to Seller (or to any Affiliate designated by Seller) by wire transfer, to the account or accounts designated by Seller (or by such Affiliate) in the notice accompanying the Estimated Closing Working Capital and Net Indebtedness Statements, immediately available funds in an aggregate amount equal to the Purchase Price;

(B)                               deliver to Seller the certificate required to be delivered pursuant to Section 8.3(c); and

(C)                               execute and deliver, or cause to be executed and delivered, as applicable, to Seller each of the Ancillary Agreements to which Purchaser or any of its Affiliates is a party.

2.4                               Closing Working Capital and Net Indebtedness Adjustments.

(a)                                 Not less than four (4) Business Days prior to the anticipated Closing Date, Seller shall provide Purchaser with a statement with an estimate of each of (i) Working Capital, (ii) Cash Amounts and (iii) Indebtedness, in each case as of the Closing (collectively, the “Estimated Closing Working Capital and Net Indebtedness Statements”), which shall be accompanied by a notice that sets forth (i) Seller’s determination of the Closing Working Capital and Net Indebtedness Adjustments and the Purchase Price after giving effect to the Closing Working Capital and Net Indebtedness Adjustments and (ii) the account or accounts to which Purchaser shall transfer the Purchase Price pursuant to Section 2.3.

(b)                                 The Estimated Closing Working Capital and Net Indebtedness Statements shall be prepared in accordance with the Accounting Principles attached as Schedule I hereto (the “Accounting Principles”), applied consistently with their application in connection with the preparation of the Business Financial Statements.  For illustrative purposes only, Annex A of Schedule I sets forth a calculation of Working Capital as of June 30, 2016 (the “Illustrative Working Capital Statement”).

2.5                               Post-Closing Statements.

(a)                                 Within forty-five (45) days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller statements of (i) Working Capital, (ii) Cash Amounts and (iii) Indebtedness, in each case as of the Closing (collectively, the “Initial Closing Working Capital and Net Indebtedness Statements”).  The Initial Closing Working Capital and Net Indebtedness

Statements shall be prepared in accordance with the Accounting Principles, applied consistently with their application in connection with the preparation of the Business Financial Statements.

(b)                                 Following the Closing through the date that the Final Closing Working Capital and Net Indebtedness Statements become final and binding, Seller and its Affiliates and representatives shall be permitted to access and review the books, records and work papers of the Transferred Entities or relating to the Business, and Purchaser shall, and shall cause its Affiliates (including the Transferred Entities) and its and their respective employees, accountants and other representatives to, cooperate with and assist Seller and its Affiliates and representatives in connection with such review, including by providing access to such books, records and work papers and making available personnel to the extent reasonably requested.

(c)                                  Purchaser agrees that, following the Closing through the date that the Final Closing Working Capital and Net Indebtedness Statements become final and binding, it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Business Financial Statements or the Initial Closing Working Capital and Net Indebtedness Statements are based, or on which the Final Closing Working Capital and Net Indebtedness Statements are to be based, that would impede or delay the determination of the amount of Working Capital, Cash Amounts or Indebtedness as of the Closing or the preparation of any Notice of Disagreement or the Final Closing Working Capital and Net Indebtedness Statements in the manner and utilizing the methods provided by this Agreement.

2.6                               Reconciliation of Post-Closing Statements.

(a)                                 Seller shall notify Purchaser in writing no later than forty-five (45) days after Seller’s receipt of the Initial Closing Working Capital and Net Indebtedness Statements if Seller disagrees with the Initial Closing Working Capital and Net Indebtedness Statements, which notice shall describe the basis for such disagreement (the “Notice of Disagreement”).  If no Notice of Disagreement is delivered to Purchaser by such time, then the Initial Closing Working Capital and Net Indebtedness Statements shall become final and binding upon the parties in accordance with Section 2.6(c).

(b)                                 During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Seller and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(c)                                  If at the end of the Resolution Period Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, (i) Seller and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to an independent certified public accounting firm in the United States of international reputation mutually acceptable to Seller and Purchaser or (ii) if Seller and Purchaser are unable to agree upon such firm within ten (10) Business Days after the end of the Resolution Period, then within an additional ten (10) Business Days, Seller and Purchaser shall each select one such firm and those two firms shall, within ten (10) Business Days after their selection, select a third (3rd) such firm (the firm selected in accordance with clause (i) or the third firm selected in accordance with clause (ii), as applicable, the “Independent

Accounting Firm”).  Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm shall make a final determination in accordance with the Accounting Principles and the terms and definitions of this Agreement and based solely on the written submissions of the parties, binding on the parties to this Agreement, of the appropriate amount of each of the matters that remain in dispute as indicated in the Notice of Disagreement that Seller and Purchaser have submitted to the Independent Accounting Firm.  With respect to each disputed matter, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Seller in the Notice of Disagreement or by Purchaser in the Initial Closing Working Capital and Net Indebtedness Statements with respect to such disputed matter.  The Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute as indicated in the Notice of Disagreement.  The statements of (i) Working Capital, (ii) Cash Amounts and (iii) Indebtedness that are final and binding on the parties, as determined either through agreement of the parties pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c), are referred to as the “Final Closing Working Capital and Net Indebtedness Statements.”

(d)                                 All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Seller on the one hand, and Purchaser on the other hand.  During the review by the Independent Accounting Firm, each of Purchaser and Seller shall, and shall cause its respective Subsidiaries (including, in the case of Purchaser, the Transferred Entities) and its and their respective employees, accountants and other representatives to, each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.6(c); provided, that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers.  In acting under this Agreement, the Independent Accounting Firm shall act as an expert and not an arbitrator.

(e)                                  The process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of any of the parties and their respective Affiliates for any disputes related to the Closing Working Capital and Net Indebtedness Adjustments, the Post-Closing Adjustment and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith.

2.7                               Post-Closing Adjustment.  The “Post-Closing Adjustment” shall be equal to (a) the Final Working Capital Adjustment Amount, plus (b) (A) the Cash Amounts set forth in the Final Closing Working Capital and Net Indebtedness Statements less (B) the Cash Amounts set forth in the Estimated Closing Working Capital and Net Indebtedness Statements less (c) (x) the amount of Indebtedness set forth in the Final Closing Working Capital and Net Indebtedness Statements less (y) the amount of Indebtedness set forth in the Estimated Closing Working Capital and Net Indebtedness Statements.  If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay in cash to Seller (or one or more Affiliates designated by Seller) the amount of the Post-Closing Adjustment.  If the Post-Closing Adjustment is a negative amount, then Seller (or an Affiliate designated by Seller) shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Adjustment.  Any such payment pursuant to this Section 2.7 shall be made within ten (10) Business Days after the determination of the Final Closing Working Capital and Net Indebtedness Statements.

2.8                               Withholding.  Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, Purchaser shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement or any Ancillary Agreement such amounts as Purchaser is required to deduct and withhold with respect to the making of such payments under applicable Law.  Any amounts so deducted and withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement and the Ancillary Agreements as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in, or qualified by any matter set forth in, (a) the reports, schedules, forms, statements and other documents filed by Seller with, or furnished to, the SEC and publicly available prior to the date of this Agreement, provided that in no event shall any risk factor disclosure, “forward looking statements” disclosure or other similar general cautionary statements be deemed to be an exception to or disclosure for purposes of any representations and warranties contained in this Article III, or (b) subject to Section 11.1(c), the disclosure schedule delivered to Purchaser prior to the execution of this Agreement (the “Seller Disclosure Schedule”), Seller hereby represents and warrants to Purchaser as follows  (it being understood that for purposes of Seller’s representations and warranties, the Pre-Closing Restructuring shall be deemed to have been completed prior to the date hereof):

3.1                               Organization and Qualification; Subsidiaries.  Each of Seller and each Transferred Entity is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.  Each Transferred Entity has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.  Section 3.1 of the Seller Disclosure Schedule sets forth a list of each Transferred Entity, its jurisdiction of organization and the holders of the shares of its capital stock and, if applicable, other equity interests.

3.2                               Capitalization of the Transferred Entities.

(a)                                 The Shares and the shares of capital stock and other equity interests of each Transferred Entity are duly authorized, validly issued, fully paid and nonassessable and owned by Seller or another Transferred Entity, free and clear of all Liens other than transfer restrictions imposed by applicable Law.

(b)                                 Except for the Shares and any interest held by a Transferred Entity, there are no shares of common stock, preferred stock or other equity interests of any Transferred Entity issued and outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other ownership interest in any Transferred Entity or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any Transferred Entity, and no securities evidencing such rights are authorized, issued or outstanding.  None of the Transferred Entities has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of such Transferred Entity on any matter.

3.3                               Authority Relative to this Agreement.  Seller has all necessary corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof.  This Agreement has been duly and validly executed and delivered by Seller, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes, and each Ancillary Agreement when executed and delivered by the member of the Seller Group party thereto, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by Purchaser or its applicable Affiliate party thereto, will constitute, a valid, legal and binding agreement of the applicable members of the Seller Group, enforceable against such member in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”).

3.4                               Consents and Approvals; No Violations.  No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Seller for the execution, delivery and performance by Seller of this Agreement or any Ancillary Agreement or the consummation by Seller of the transactions contemplated hereby or thereby, except (a) compliance with any applicable requirements of the HSR Act and any applicable non-U.S. Competition Laws; (b) as may be necessary as a result of any facts or circumstances solely relating to Purchaser or any of its Affiliates or (c) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or would not be materially adverse to the ability of Seller to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.  Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or by-laws (or similar governing documents) of Seller or any Transferred Entity, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration)

under, any of the terms, conditions or provisions of any Business Material Contract, or (iii) violate any Law applicable to any Transferred Entity or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or would not be materially adverse to the ability of Seller to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

3.5                               Financial Statements; Liabilities.

(a)                                 Section 3.5 of the Seller Disclosure Schedule sets forth: (i) the unaudited performance profit and loss statement of the Business for the year ended December 31, 2015 and the unaudited statement of investment responsibility of the Business as of December 31, 2015, and (ii) the unaudited interim performance profit and loss statement of the Business for the six months ended June 30, 2016 and the unaudited statement of investment responsibility of the Business as of June 30, 2016 (together with any notes thereto, the “Business Financial Statements”).  The Business Financial Statements (i) have been prepared on a performance basis consistent with Seller’s accounting policies, which such accounting policies are in accordance with GAAP, and Seller’s internal management reporting policies and procedures and (ii) have been prepared from the books and records related to the Business and (iii) present fairly in all material respects the financial position and results of operations of the Business as of the date, and for the periods referenced, in such Business Financial Statements, subject to normal and recurring year-end adjustments in the case of the unaudited performance profit and loss statement of the Business for the six months ended June 30, 2016 and the unaudited statement of investment responsibility of the Business as of June 30, 2016; provided, that the Business Financial Statements and the foregoing representations and warranties are qualified by the fact that the Business has not operated as a separate standalone entity and therefore the Business Financial Statements do not include all of the costs necessary for the Business to operate as a separate standalone entity.

(b)                                 There are no material Liabilities of the Transferred Entities that would be required to be reflected on a statement of investment responsibility of the Business prepared on a performance basis in accordance with Seller’s accounting policies, which such accounting policies are in accordance with GAAP, and Seller’s internal management reporting policies and procedures, other than those that (i) are reflected or reserved against on the Business Financial Statements or reflected in the calculation of Working Capital or Indebtedness; (ii) have been incurred in the ordinary course of business since the date of the most recent statement of investment responsibility included in the Business Financial Statements; (iii) are contemplated by this Agreement; or (iv) have been discharged or paid off prior to the Closing.

3.6                               Absence of Certain Changes or Events.  Except as contemplated by this Agreement (including the reorganizations and transactions undertaken to facilitate the Sale, including the Pre-Closing Restructuring), (a) since June 30, 2016 and through the date of this Agreement, the Business has been operated in the ordinary course in all material respects and (b) since June 30, 2016, there has not occurred any event, change, development or effect that is continuing and would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and (c) since June 30, 2016 and through the date of this Agreement, there has not been any action taken by Seller or its Affiliates that, if taken during the period from the date of this Agreement through the Closing Date without Purchaser’s consent would constitute a breach of clause (E)(3), (G), (M) or (N) (insofar as it relates to clause (E)(3), (G) or (M)) of Section 5.4(a).

3.7                               Litigation.  As of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Seller, threatened, or, to the Knowledge of Seller, any investigation by any Governmental Entity pending or threatened, (i) against any Transferred Entity or (ii) against any member of the Seller Group that is related to the Business except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, and (b) no Transferred Entity is subject to any outstanding Order (and no member of the Seller Group is subject to any outstanding Order related to the Business), except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or would not be materially adverse to the ability of Seller to consummate the transactions contemplated by this Agreements and the Ancillary Agreements.

3.8                               Compliance with Laws.

(a)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) none of the Transferred Entities is, or since the date two (2) years prior to the date hereof has been, in violation of any Laws or Order issued by a Governmental Entity applicable to the conduct of the Business and (ii) neither Seller nor any of its Subsidiaries has, since the date two (2) years prior to the date hereof, received any written notice alleging any such violation in connection with the Business.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, since the date two (2) years prior to the date hereof, (i) neither Seller nor any of its Subsidiaries has violated, in connection with the Business, any applicable Law relating to anti-bribery or anticorruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended and the U.K. Bribery Act 2010 (all such Laws, “Anticorruption Laws”), (ii) no director or officer or, to the Knowledge of Seller, employee, agent, representative, consultant or other Person acting for or on behalf of Seller or any of its Subsidiaries has, in connection with the Business, violated any Anticorruption Law, and (iii) through the date hereof, neither Seller nor any of its Subsidiaries has, in connection with the Business, received any written notice alleging any such violation of any Anticorruption Law.  Seller and its Affiliates maintain auditing and monitoring processes and systems of internal controls as part of their healthcare compliance program that are designed to ensure compliance by the Business with all Anticorruption Laws.

(c)                                  This Section 3.8 does not relate to Employee Benefits, which are the subject of Section 3.9, Labor and Employee Matters, which are the subject of Section 3.10, Taxes, which are the subject of Section 3.12, Environmental Laws, which are the subject of Section 3.13, or Food and Drug Laws or Healthcare Laws, which are the subject of Section 3.18.

3.9                               Employee Benefits.

(a)                                 Section 3.9(a) of the Seller Disclosure Schedule lists, as of the date of this Agreement, (i) each material U.S. Transferred Entity Benefit Plan and (ii) each material U.S.

Seller Benefit Plan, separately identifying U.S. Transferred Entity Benefit Plans, U.S. Seller Benefit Plans, Transferor Pension Plans, Seller DC Plans and Seller Deferred Compensation Plans, to the extent applicable. As soon as reasonably practicable after the date of this Agreement and in no event later than thirty (30) days prior to the Closing Date, Seller shall provide Purchaser a revised Section 3.9(a) of the Seller Disclosure Schedule, which shall list, as of the date of this Agreement, (x) each material International Transferred Entity Benefit Plan and (y) each material International Seller Benefit Plan, separately identifying International Transferred Entity Benefit Plans, International Seller Benefit Plans, Transferor Pension Plans, International DC Plans and Seller Deferred Compensation Plans, to the extent applicable.

(b)                                 With respect to each material U.S. Transferred Entity Benefit Plan and each material U.S. Seller Benefit Plan, Seller has made available to Purchaser the summary plan description (or the plan document if there is not a summary plan description for any such plan).  As soon as reasonably practicable after the date of this Agreement and in no event later than thirty (30) days prior to the Closing Date, Seller shall make available to Purchaser (i) the written document evidencing each Transferred Entity Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments or material supplements to any Transferred Entity Benefit Plan, (ii) a written summary of the material terms of each material International Seller Benefit Plan that is not a Transferred Entity Benefit Plan, (iii) for any U.S. Transferred Entity Benefit Plan, the annual report (Form 5500), if any, filed with the IRS for the last plan year, and the most recently received IRS determination letter, if any, (iv) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to a Transferred Entity Benefit Plan, and (v) the most recently prepared actuarial report or financial statement, if any, relating to a Transferred Entity Benefit Plan.

(c)                                  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, all contributions or premiums required to be made by any Transferred Entity or the Seller Group to any Transferred Entity Benefit Plan have been timely made or accrued and such plans have been administered in accordance with their terms and applicable Law.  Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, all International Transferred Entity Benefit Plans (i) comply with applicable Law, (ii) that are required by applicable Law to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (iii) that are intended to qualify for special tax treatment satisfy the requirements for such treatment.  Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, there are no pending or, to the Knowledge of Seller, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any Transferred Entity Benefit Plan or, in each case, any trust related thereto.

(d)                                 No U.S. Seller Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.  Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, to the Knowledge of Seller, there are no existing circumstances or events that have occurred that could reasonably be expected to result in any Liability to the Transferred Entities with respect to a “multiemployer plan” or a “pension plan” within the meaning of Section 3(2) of ERISA, in each case that is subject to Title IV of ERISA, other than as contemplated by Section 6.4.

(e)                                  The IRS has issued a favorable determination letter, or for a prototype plan, opinion letter, with respect to each U.S. Seller Benefit Plan that is intended to qualify under Section 401(a) of the Code and the related trust that has not been revoked, and, to the Knowledge of Seller, there are no existing circumstances or events that have occurred since the date of such letter from the IRS that could reasonably be expected to adversely affect the qualified status of any such plan or the exempt status of any related trust.

(f)                                   With respect to the U.S. Business Employees, and, to the Knowledge of Sellers, with respect to the International Business Employees, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby or by the Ancillary Agreements, would (i) entitle any Business Employee to material retention, change in control, severance, termination or similar compensation or benefits under a Transferred Entity Benefit Plan, (ii) (A) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise), of material compensation or benefits under, or (B) increase the amount payable or trigger any other material obligation pursuant to, any Transferred Entity Benefit Plan or (iii) result in any material breach or violation of, or a material default under, any Transferred Entity Benefit Plan.

3.10                        Labor and Employee Matters.

(a)                                 No U.S. Business Employee is subject to a collective bargaining, works council or other labor Contract with respect to services to the Business.  As soon as reasonably practicable after the date of this Agreement and in no event later than thirty (30) days prior to the Closing Date, Seller shall provide Purchaser (i) a list, as of the date of this Agreement, of each material collective bargaining, works council or other labor Contract to which any Transferred Entity is a party or to which any International Business Employee is subject with respect to services to the Business and (ii) copies of each such material collective bargaining, works council or other labor Contract.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, to the Knowledge of Seller, as of the date of this Agreement, (i) there is no organizational effort currently being made or threatened by, or on behalf of, any labor union to organize any Business Employees, (ii) there are no pending or, to the Knowledge of Seller, threatened unfair labor practice charges or complaints with respect to the Business Employees, (iii) no demand for recognition of any Business Employees has been made by, or on behalf of, any labor union, and (iv) with respect to the Business, Seller and its Affiliates have been in compliance with all Laws issued by a Governmental Entity relating to the classification of employees and other service providers.  Since the date two (2) years prior to the date of this Agreement, there have been, and there are currently pending, no material strikes or lockouts at the Business.

3.11                        Assets; Real Property.

(a)                                 The applicable Transferred Entity has, free and clear of all Liens, valid title to, or valid leasehold or sublease interests or other comparable Contract rights in or relating to, (i) all of the tangible assets owned by it that are material to the operation of the Business and (ii) the real property owned by it that is material to the operation of the Business (the “Business Owned Real Property”) and (iii) the Business Leased Real Property, except in each case as disposed or sold in the ordinary course of business in accordance with this Agreement and except in each case for Permitted Liens.  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, each tangible asset referred to in clause (i) of the preceding sentence, and each plant, building, structure and fixture located upon the Business Owned Real Property or the Business Leased Real Property that is material to the operation of the Business, is in good operating condition and repair, ordinary wear and tear excepted and suitable for the purposes for which it is being used and is currently planned to be used by the applicable Transferred Entity for the purposes of the Business and has been maintained in accordance with normal industry practice.

(b)                                 Section 3.11(b) of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of the Business Owned Real Property.  Except as would not be expected to be, individually or in the aggregate, material to the Transferred Entities, taken as a whole, there are no condemnation, expropriation or other proceedings in eminent domain pending or affecting any Business Owned Real Property or Business Leased Real Property.

(c)                                  At the Closing, taking into account and giving effect to all of the Ancillary Agreements (including the rights, benefits and services provided or otherwise made available in the Transition Services Agreement) and assuming all consents, authorizations, amendments and Permits necessary in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements have been obtained and the reorganizations and transactions required to be undertaken to facilitate the Sale, including the Pre-Closing Restructuring, have occurred, the Transferred Entities will own or have the right to use (including by means of ownership of rights to use pursuant to licenses or other Contracts) all of the material assets, properties and rights (including all Intellectual Property) necessary to conduct the Business in substantially the same manner in all material respects as conducted as of the date of this Agreement.

3.12                        Taxes.  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect:  (a) all Tax Returns required to be filed by, or with respect to, any Transferred Entity have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete; (b) all Taxes required to be paid by, or with respect to, any Transferred Entity have been duly and timely paid or will be duly and timely paid by the due date thereof; (c) no Tax Proceeding with respect to any Taxes of the Transferred Entities is pending or being threatened in writing; (d) each of the Transferred Entities has complied with all applicable Laws relating to the collection and withholding of Taxes; (e) since the date two (2) years prior to the date hereof none of the Transferred Entities has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code; and (f) none of the Transferred Entities has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that no representation or warranty is made by Seller in this Agreement or any Ancillary Agreement in respect of Tax matters, other than the representations and warranties set forth in Section 3.9 and this Section 3.12, and no other provisions of this Agreement or any Ancillary Agreement shall be interpreted as containing any representation or warranty with respect thereto.

3.13                        Environmental Matters.   Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (a) the Seller Group and the Transferred Entities are, and since January 1, 2014 have been, in compliance with all applicable Environmental Laws with respect to the Business and are in possession of and compliance with all Permits required under Environmental Laws, (b) there are no Actions pending, or to the Knowledge of Seller threatened, against the Seller Group or the Transferred Entities alleging a violation of or Liability under Environmental Laws with respect to the Business, and (c) there have been no releases of Regulated Substances at any real property owned or leased by any member of the Seller Group that has resulted or would reasonably be expected to result in a Liability under Environmental Laws.  Any other representation or warranty contained in this Article III notwithstanding, the representations and warranties contained in Section 3.4, Section 3.5, Section 3.6 and this Section 3.13 constitute the sole representations and warranties of Seller relating to any Environmental Law.

3.14                        Business Material Contracts.

(a)                                 For purposes of this Agreement, the following Contracts to which any of the Transferred Entities is a party shall be deemed to constitute “Business Material Contracts”:

(i)                                     any customer Contract pursuant to which the Transferred Entities in the aggregate received payments in excess of five million dollars ($5,000,000) during 2015;

(ii)                                  (A) any Contract pursuant to which the Transferred Entities in the aggregate made payments in excess of five million dollars ($5,000,000) during 2015, in each case other than Contracts for the purchase of materials or supplies in the ordinary course of business or (B) any Contract pursuant to which a Transferred Entity is obligated to make any material royalty, profit sharing or contingent payment, excluding, in each case, any such Contracts that are terminable by the applicable Transferred Entity without penalty;

(iii)                               any joint venture or partnership Contract pursuant to which a Transferred Entity holds any material securities or other equity rights in another Person;

(iv)                              any Contract pursuant to which a Transferred Entity has granted to any Person, or has been granted by any Person, any license or other right to use any Business Intellectual Property, in each case other than in connection with any clinical studies, distribution, sales agency, customer, research and development, supply, or packaging Contracts entered into in the ordinary course of business;

(v)                                 any Contract that provides for any material “exclusivity” or similar obligation on a Transferred Entity or that materially limits the ability of any Transferred Entity to compete in any line of business or with any Person or in any geographic area, other than (A) Contracts that can be terminated by a Transferred Entity without penalty, (B) distribution, sales agency or customer Contracts entered into in the ordinary course of business, (C) license agreements limiting a Transferred Entity’s use of Intellectual Property rights to specified fields of use, (D) supplier Contracts entered into in the ordinary course of business with requirements to purchase exclusively from a party, (E) marketing agreements entered into in the ordinary course of business and (F) research and development agreements, in each case entered into in the ordinary course of business;

(vi)                              any lease pursuant to which a Transferred Entity leases the headquarters of the Business, a manufacturing facility or a regional hub (such leased real property, the “Business Leased Real Property”); and

(vii)                           any Contract pursuant to which any Transferred Entity has indemnification obligations, or purchase price adjustment or other contingent payment obligations, in each case in connection with any merger or other business combination or any acquisition or disposition of a business or Person.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) each Business Material Contract is a legal, valid and binding obligation of a Transferred Entity, as applicable, and, to the Knowledge of Seller, each counterparty and is in full force and effect, subject to the Enforceability Exceptions, (ii) neither the Transferred Entities nor, to the Knowledge of Seller, any other party thereto, is in breach of, or in default under, any such Business Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Transferred Entities, or, to the Knowledge of Seller, any other party thereto.

3.15                        Intellectual Property.

(a)                                 For purposes of this Agreement, the “Business Intellectual Property” shall mean all registered Intellectual Property and applications therefor, not including the Seller Brands, owned or used by Seller and its Affiliates that are material to the Business as conducted as of the date of this Agreement.  Section 3.15(a) of the Seller Disclosure Schedule sets forth a list of all applications and registrations for Business Intellectual Property as of August 1, 2016 that is owned by Seller or any of its Affiliates.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) the Transferred Entities own or, upon completion of the reorganizations and transactions that shall be undertaken prior to the Closing to facilitate the Sale, including the Pre-Closing Restructuring, will own the Business Intellectual Property, free and clear of all Liens except for Permitted Liens, or are licensed or otherwise possess valid written rights to use the Business Intellectual Property; (ii) no Transferred Entity has received any written notice since the date two (2) years prior to the date hereof that the conduct of the Business as conducted as of the date of this Agreement infringes, misappropriates or otherwise violates the Intellectual Property rights of any third party; (iii) there are no pending or, to the Knowledge of Seller, threatened Actions alleging that the operation of the Business infringes, misappropriates or otherwise violates the Intellectual Property rights of any third party; (iv) the Business Intellectual Property is valid and enforceable, or to the extent such items are applications, are pending without challenge (other than office actions and other proceedings that may be pending before the United States Patent and Trademark Office or its foreign equivalents); and (v) the Transferred Entities have taken commercially reasonable efforts to maintain the confidentiality of their material Trade Secrets.

(c)                                  Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that the representations and warranties contained in this Section 3.15 are the only representations and warranties given by Seller with respect to Intellectual Property, and no other provisions of this Agreement or any Ancillary Agreement shall be interpreted as containing any representation or warranty with respect thereto.

3.16                        Products.  Except as available in the public databases of the applicable healthcare regulatory authority, since the date two (2) years prior to the date hereof, neither Seller nor any Transferred Entity has conducted any material recall or material seizure or, except in the ordinary course of business, any withdrawal, suspension or discontinuance of any product manufactured, marketed, sold or distributed by the Business (each, a “Business Product”).

3.17                        Brokers.  Seller will be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of its Affiliates.  No Transferred Entity is responsible for any portion of Seller’s or any of its Affiliate’s fees and expenses (including fees and expenses of legal counsel and other advisors) incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

3.18                        Regulatory Compliance.

(a)                                 Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, the Transferred Entities are and have been, since the date two (2) years prior to the date hereof, in compliance with the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 321 et seq.), Section 402(j) of the Public Health Service Act (42 U.S.C. § 282(j)), the rules and regulations enforced by the United States Food and Drug Administration (the “FDA”) or comparable Governmental Entities of any other jurisdiction in which the Business is conducted, and any other similar Law or regulation that governs the development, testing, manufacture, marketing, sale or distribution of the Business

Products in any jurisdiction in which the Business is conducted (the “Food and Drug Laws”) and with the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the False Claims Act (31 U.S.C. §§ 3729 et seq.), the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), and the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and any other similar Law that governs interactions with and among healthcare professionals, claims for payment by any Governmental Entity, transparency of payments made to healthcare professionals and privacy of patient and consumer personal and health information in any other jurisdiction in which the Business is conducted (the “Health Care Laws”) that are, in each case, applicable to the Business.

(b)                                 Neither Seller nor any of its Subsidiaries is, with respect to the Business, subject to any obligation arising under any consent decree, warning letter or FDA Form 483 or any similar obligation issued or imposed by the FDA or any comparable Governmental Entity having jurisdiction over Seller or any of its Subsidiaries, except for any such obligation that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(c)                                  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, each Business Product in current commercial distribution, or sold or distributed since the date two (2) years prior to the date hereof, that is subject to any Food and Drug Law and was or has been developed, manufactured, tested, packaged, labeled, stored, distributed or marketed by or on behalf of any Transferred Entity, is currently being developed, manufactured, labeled, promoted, distributed and sold in compliance with all Permits from the FDA, applicable state licensing authorities, or any comparable Governmental Entity having jurisdiction over such Business Product.

(d)                                 Notwithstanding any other provision of this Agreement, the representations and warranties contained in Section 3.18(a) through Section 3.18(c) constitute the sole and exclusive representations and warranties of Seller relating to Food and Drug Laws and Health Care Laws.

(e)                                  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, no Transferred Entity nor any director, officer, nor, to the Knowledge of Seller, employee, agent or distributor of any Transferred Entity, has been convicted of any crime or engaged in any conduct, for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law.  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, no Transferred Entity nor any director, officer, nor, to the Knowledge of Seller, employee, agent or distributor of any Transferred Entity, has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

3.19                        No Other Representations or Warranties; No Reliance.  Except for the representations and warranties contained in this Article III, neither Seller nor any other Person or entity on behalf of Seller has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to Seller, the Transferred Entities, the Business or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations , or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or any of its representatives by or on behalf of Seller, and any such representations or warranties are expressly disclaimed.  None of Seller or any other Person or entity on behalf of Seller has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Seller, the Transferred Entities or the Business (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Purchaser, its Affiliates or any of their respective representatives or any other Person, and any such representations or warranties are expressly disclaimed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

4.1                               Organization and Qualification.  Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and Purchaser has all requisite corporate power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.2                               Authority Relative to this Agreement.  Purchaser has all necessary corporate or similar power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof.  This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Seller, constitutes, and each Ancillary Agreement when executed and delivered by Purchaser or its applicable Affiliate party thereto, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by the applicable member of the Seller Group, will constitute, a valid, legal and binding agreement of Purchaser and/or its applicable Affiliates, enforceable against Purchaser and/or such Affiliates in accordance with its terms, subject to the Enforceability Exceptions.

4.3                               Consents and Approvals; No Violations.  No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Affiliates for the execution, delivery and performance by Purchaser and/or its Affiliates, as applicable, of this Agreement or any Ancillary Agreement or the consummation by Purchaser and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby, except (a) compliance with any applicable requirements of the HSR Act and any applicable non-U.S. Competition Laws; (b) as may be necessary as a result of any facts or circumstances solely relating to Seller or any of its Affiliates or (c) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.  Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by Purchaser and/or its Affiliates, as applicable, nor the consummation by Purchaser and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or by-laws (or similar governing documents) of Purchaser or its Affiliates, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Affiliates or any of their respective properties or assets are bound, or (iii) violate any Law applicable to Purchaser or any of its Affiliates or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.4                               Litigation.  As of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and (b) neither Purchaser nor any of its Affiliates is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.5                               Brokers.  Purchaser or one of its Affiliates will be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

4.6                               Sufficiency of Funds.  As of the date hereof and at all times prior to the Closing, Purchaser has access to all funds necessary to, and, on the Closing Date and as of the Closing, shall have available to it all funds necessary to, consummate the Sale and the other transactions contemplated hereby and pay the Purchase Price and all other cash amounts required to be paid at or in connection with the Closing in connection with the transactions contemplated hereby and by the Ancillary Agreements, and, when so required to pay or otherwise perform, as applicable, Purchaser will be able to pay or otherwise perform the obligations of Purchaser or any of its Affiliates under this Agreement and the Ancillary Agreements.  Purchaser has delivered evidence to the Company of its ability to satisfy the obligations described in the preceding sentence.

4.7                               Investment Decision.  Purchaser is acquiring the Shares for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares.  Purchaser acknowledges that the Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities

Law, and agrees that such Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

4.8                               Independent Investigation.  Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Transferred Entities and the Business, which investigation, review and analysis was done by Purchaser and its respective representatives.  In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions of Seller, the Transferred Entities, their respective Affiliates or any of their respective representatives (except the representations and warranties of Seller expressly set forth in Article III).  Purchaser hereby acknowledges and agrees that none of Seller, the Transferred Entities, their respective Affiliates or any of their respective representatives or any other Person will have or be subject to any liability to Purchaser, its Affiliates or any of their respective representatives or shareholders or any other Person resulting from the distribution to Purchaser, its Affiliates or their respective representatives of, or Purchaser’s, its Affiliates’ or their respective representatives’ or any other Person’s use of, any information relating to Seller, the Transferred Entities or the Business, including any information, documents or material made available to Purchaser, its Affiliates or their respective representatives, whether orally or in writing, in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the transactions contemplated by this Agreement.  Purchaser further acknowledges that no representative of Seller, the Transferred Entities or their respective Affiliates has any authority, express or implied, to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided.  Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Transferred Entities and the Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.

4.9                               No Other Representations or Warranties; No Reliance.  Purchaser acknowledges and agrees that except for the representations and warranties contained in Article III, neither Seller nor any other Person or entity on behalf of Seller has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to Seller, the Transferred Entities, the Business or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or any of its representatives by or on behalf of Seller, and that any such representations or warranties are expressly disclaimed.  Purchaser acknowledges and agrees that neither Seller nor any other Person or entity on behalf of Seller has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of  Seller, the

Transferred Entities or the Business (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Purchaser, its Affiliates or any of their respective representatives or any other Person, and that any such representations or warranties are expressly disclaimed.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1                               Access to Information.

(a)                                 After the date of this Agreement until the earlier of the Closing or the termination of this Agreement, and subject to the requirements of applicable Laws, Seller shall afford to representatives of Purchaser, during normal business hours and in accordance with the procedures established by Seller, reasonable access, upon reasonable request and notice, to such additional financial and operating data and other information regarding the Business as Purchaser may from time to time reasonably request to prepare for the Closing or to prepare for post-Closing integration; provided, that any such access or furnishing of information shall be scheduled and coordinated through the individual listed on Section 5.1(a) of the Seller Disclosure Schedule (or his/her designee or designees) and shall be conducted at Purchaser’s expense; provided, further, that none of Seller or its Affiliates shall be required to make available, or cause the Transferred Entities to make available, Business Employee personnel files until after the Closing Date, which matters are addressed by Section 6.13.  Notwithstanding anything to the contrary in this Agreement, prior to the Closing, Purchaser and its representatives shall not perform any on-site procedures (including any on-site study or any sampling of soil, sediment, surface water, ground water or building material) at, on, under or within any facility or property of Seller or any of its Affiliates, including the Business Owned Real Property and the Business Leased Real Property.

(b)                                 The foregoing provisions of this Section 5.1 shall not require the Seller to afford any access to any of its books, records, properties or employees, or to disclose or otherwise make available any information that, in the reasonable judgment of the Seller, would (i) disrupt the operations of Seller or any of its Affiliates in any significant manner, (ii) result in the disclosure of any Trade Secrets, (iii) contravene any applicable Law, (iv) result in the disclosure of any information regarding the valuation of the Business, Seller or any of its Subsidiaries, (v) be in connection with any litigation or similar dispute between the parties or (vi) reasonably be expected to result in the loss or waiver of the protection of any attorney-client privilege, attorney work product or other legal privilege (in which case, Seller shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that would not reasonably be expected to result in a loss or waiver of privilege).

5.2                               Confidentiality.

(a)                                 The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing; provided, that Purchaser’s obligations thereunder shall terminate upon the Closing only in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) to the extent relating to the Business.  The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b)                                 For a period of thirty-six (36) months from the Closing Date, Seller shall, and shall cause its Affiliates to, hold in confidence any nonpublic information to the extent relating to the Business (“Business Information”) from and after the Closing; provided, that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Seller or any of its Affiliates from and after the Closing from a third party source that is not known by Seller or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Seller or any of its Affiliates, (iii) to the extent disclosed by Seller or any of its Affiliates in order to comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Seller or any of its Affiliates without use of such Business Information or (v) subject to the immediately following sentence, that Seller or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose.  In the event that Seller or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Seller shall reasonably promptly notify Purchaser in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Purchaser to preserve to the extent reasonably practicable the confidentiality of such information.

5.3                               Required Actions.

(a)                                 Purchaser and Seller shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the Sale on the terms and subject to the conditions set forth in this Agreement, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Sale, (ii) taking all actions necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions shall include furnishing all information required under the HSR Act or any other Competition Laws) required to be obtained or made by Purchaser or Seller or any of their respective Affiliates in connection with the Sale, and (iii) the execution and delivery of any additional instruments necessary to consummate the Sale and to fully carry out the purposes of this Agreement.  Additionally, each of Seller and Purchaser shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to fulfill all conditions precedent to this Agreement and shall not take any action after the date of this Agreement that would reasonably be expected to delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to the Closing.

(b)                                 Prior to the Closing, to the extent not prohibited by applicable Law, Purchaser and Seller shall each keep the other apprised of the status of matters relating to the completion of the Sale and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity.  Purchaser and Seller shall coordinate with respect to the overall strategy relating to Competition Laws, including with respect to any filings, notifications, submissions and communications with or to any Governmental Entity; provided, however, that Purchaser shall make the final determination as to the appropriate course of action.  In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each party shall promptly consult with the other party to this Agreement to provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or its counsel) copies of) all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Sale.  Subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each party to this Agreement shall promptly inform the other party to this Agreement, and in the case of written communication, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communication from any Governmental Entity regarding the Sale, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or (to the extent reasonably practicable) oral communication or submission with or to any such Governmental Entity.  If any party to this Agreement or any representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the Sale, then such party will make, or cause to be made, promptly and after consultation with the other party to this Agreement, an appropriate response in compliance with such request.  Neither party shall participate in any meeting with any Governmental Entity in connection with this Agreement or the Sale, or with any other Person in connection with any proceeding or Action by such Person relating to the HSR Act or any other Competition Laws in connection with this Agreement or the Sale, or make oral submissions at meetings or, to the extent reasonably practicable, in telephone or other conversations, unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.  Subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each party shall furnish the other party with copies of all correspondence, filings, submissions and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity or other such Person with respect to this Agreement and the Sale, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity or other such Person.  Purchaser and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Agreement as “outside counsel/corporate in-house antitrust counsel only.”  Such designated materials and any materials provided by Purchaser to Seller or by Seller to Purchaser pursuant to this Section 5.3, and the information contained therein, shall be given only to the outside legal counsel and corporate in-house antitrust counsel of the recipient and shall not be disclosed by such outside counsel and corporate in-house antitrust counsel to employees (other than corporate in-house antitrust counsel), officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel; it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of the Business, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

(c)                                  Purchaser and Seller shall file, as promptly as practicable, but in any event no later than fifteen (15) Business Days after the date of this Agreement (unless Purchaser and Seller mutually agree to a later filing date), notifications under the HSR Act, and Purchaser and Seller shall file, as promptly as practicable, any other filings and/or notifications under applicable Competition Laws.  In the event that the parties receive a request for additional information or documentary materials after an initial notification pursuant to the HSR Act or any other Competition Laws, the parties shall use their respective best efforts to certify compliance with such requests, as applicable, at the earliest practicable and advisable date and produce documents on a rolling basis, and counsel for both parties will closely cooperate during the entirety of any such investigatory or review process.

(d)                                 Purchaser and Seller shall use their respective best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Sale under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, or any other United States federal or state or foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade (collectively, “Competition Laws”).  In connection therewith, if any Action is instituted (or threatened to be instituted) challenging the Sale as violative of any Competition Laws, Purchaser and Seller shall jointly (to the extent practicable) use their best efforts to initiate and/or participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any Action by any Governmental Entity to prevent or enjoin the consummation of the Sale and/or (ii) take such action as necessary to overturn any regulatory Action by any Governmental Entity to block consummation of the Sale, including by defending any such Action brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Order that makes illegal or prohibits the consummation of the Sale resulting from any such Action.

(e)                                  Notwithstanding any other provision of this Agreement, Purchaser shall take all actions necessary to avoid or eliminate each and every impediment under any Competition Laws so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate Order, or otherwise, the sale, divestiture or disposition of any businesses, product lines or assets of the Transferred Entities, Purchaser, and their respective Affiliates, and (ii) otherwise taking or committing to take actions that after the Closing would limit Purchaser’s, the Transferred Entities or their respective Affiliates’ freedom of action with respect to, or its or their ability to retain, any businesses, product lines or assets of the Transferred Entities, Purchaser, and their respective Affiliates.  In that regard Purchaser shall and, if requested by Purchaser, Seller shall (but, subject to Purchaser’s obligations under this Agreement, including this Section 5.3, if not so requested by Purchaser shall not), agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Purchaser’s, Seller’s, or their respective Affiliates’ ability to retain, any of the businesses, product lines or assets of the Transferred Entities, Purchaser, or any of their respective Affiliates.  All such efforts by Purchaser shall be unconditional, and no actions taken pursuant to this Section 5.3(e) shall be considered for purposes of determining whether a Business Material Adverse Effect has occurred or may occur.  Notwithstanding anything herein to the contrary, neither Purchaser nor Seller shall be obligated to take or agree or commit to take any action described in clause (i) or (ii) of this Section 5.3(e) (A) that is not conditioned on the Closing or (B) that relates to any business, operations, assets, liabilities, product lines or Subsidiary not to be transferred to Purchaser pursuant to and in accordance with the terms and conditions of this Agreement.

(f)                                   Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity or other third party whose consent or approval is sought in connection with the transactions contemplated hereby.  Whether or not the Sale is consummated, Purchaser shall be responsible for all fees and payments (including filing fees and legal, economist and other professional fees) to any third party or any Governmental Entity in order to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 5.3, other than the fees of and payments to Seller’s legal and professional advisors.

5.4                               Conduct of Business.

(a)                                 From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise contemplated by this Agreement (including any actions, elections or transactions undertaken pursuant to the Pre-Closing Restructuring), (ii) as required by Law, (iii) as disclosed in Section 5.4(a) of the Seller Disclosure Schedule or (iv) as otherwise consented to by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall cause the Transferred Entities to (and Seller shall, and shall cause its Affiliates to, to the extent relating to the Business):

(A)                               use commercially reasonable efforts to conduct their respective businesses in the ordinary course of business in all material respects;

(B)                               use commercially reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present senior officers and key employees and preserve the goodwill and business relationships with customers and others having business relationships with them;

(C)                               not (1) amend or propose to amend their respective certificates of incorporation or by-laws or equivalent organizational documents in any manner adverse to Purchaser, (2) split, combine or reclassify their outstanding capital stock, or (3) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person other than a Transferred Entity (except as may facilitate the elimination of intercompany accounts contemplated by Section 5.7 or Section 5.8);

(D)                               other than to a Transferred Entity, not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities which are convertible into or exchangeable for such capital stock;

(E)                                not (1) except for transactions in the ordinary course, incur in excess of five million dollars ($5,000,000) of Indebtedness (other than intercompany indebtedness), (2) make any acquisition of any assets or businesses in excess of five million dollars ($5,000,000) in the aggregate, other than acquisitions of businesses or assets already contracted by Seller or any Transferred Entity and set forth on Section 3.14(a)(vii) of the Seller Disclosure Schedule, acquisitions of supplies, inventory, merchandise, products and materials in the ordinary course of business and acquisitions permitted in Section 5.4(a)(H), or (3) sell, pledge, dispose of or encumber any material assets (other than Intellectual Property, which is addressed in clause (M), below) or businesses, other than (x) sales or dispositions of businesses or assets already contracted by Seller or any Transferred Entity and set forth on Section 3.14(a)(vii) of the Seller Disclosure Schedule, (y) dispositions of inventory or financing arrangements with respect to inventory, in each case in the ordinary course of business, and (z) dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the Business;

(F)                                 except (1) as may be required by any Seller Benefit Plan, (2) in the ordinary course of business consistent with past practice, (3) in connection with any action that applies uniformly to Business Employees and other similarly situated employees of the Seller Group, or (4) for any commitment for which the Seller Group shall be solely obligated to pay (and for which Purchaser and its Affiliates shall have no Liability), not (I) grant to any Business Employee any material increase in compensation or benefits, including severance or termination pay, (II) adopt, enter into or materially amend any Transferred Entity Benefit Plan, (III) accelerate the vesting or payment of benefits under any Transferred Entity Benefit Plan, (IV) change any actuarial assumption used to calculate funding obligations with respect to any Transferred Entity Benefit Plan, (V) hire or terminate a Business Employee or take any other action affecting whether any person is classified as a Business Employee or (VI) enter into or materially amend any collective bargaining, works council or other labor Contract;

(G)                               not make any material change to its methods of financial accounting in effect at June 30, 2016, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law;

(H)                              not commit or authorize any commitment to make any capital expenditures except as set forth in the capital budget of the Transferred Entities made available to Purchaser prior to the date hereof or expenditures that exceed the amounts contemplated by such capital budget by not more than ten (10) percent in the aggregate;

(I)                                   not dissolve, merge or consolidate with any other Person (except with respect to entities that are dormant as of the date hereof);

(J)                                   not (1) make, change or revoke any material Tax election, (2) change any annual accounting period, (3) change any material method of accounting for Tax purposes, (4) settle or compromise any audit, Action, claim or assessment in respect of a material amount of Taxes or (5) amend any material Tax Return, in each case except for any action that would not reasonably be expected to result in a material increase in the Tax liability of any Transferred Entity in any Post-Closing Period;

(K)                               not (1) materially amend, voluntarily terminate (other than upon expiration in accordance with its terms) or cancel any Business Material Contract or (2) enter into any Contract that if in effect on the date hereof would be a Business Material Contract, other than, in the case of each of clause (1) and clause (2), with respect to Contracts listed in paragraphs (i), (ii), (iv), (vi) and (vii) of the definition of Business Material Contract, in the ordinary course of business or as permitted by Section 5.4(a)(H);

(L)                                except in the ordinary course of business, not settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Entity, against or affecting the Business other than settlements, compromises, consent decrees or settlement agreements that (1) do not provide for injunctive relief against the Business or the Transferred Entities, taken as a whole and (2) do not involve payments by the Transferred Entities after the Closing that exceed two million five hundred thousand dollars ($2,500,000) individually or five million dollars ($5,000,000) in the aggregate (it being agreed and understood that this clause (L) shall not apply with respect to Tax matters, which shall be governed by Section 5.4(a)(J));

(M)                            grant, abandon, dispose of or terminate any rights to any Business Intellectual Property that is owned by the Transferred Entities or otherwise permit any of their rights to any such Business Intellectual Property to lapse (other than grants of non-exclusive rights in the ordinary course of business); and

(N)                               not agree or commit to do or take any action described in this Section 5.4(a).

(b)                                 Purchaser covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise contemplated by this Agreement, (ii) as required by Law, or (iii) as otherwise consented to by Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall cause its Affiliates not to, directly or indirectly, do any of the following:

(A)                               acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, or dissolve, merge or consolidate with any other Person, if such transaction would reasonably be expected to prevent, delay or impede the consummation of the Sale or any other transaction contemplated by this Agreement;

(B)                               take any action that would reasonably be expected to cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied or prevent, delay or impede the consummation of the Sale or any other transaction contemplated by this Agreement; or

(C)                               agree or commit to do or take any action described in this Section 5.4(b).

(c)                                  Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Seller’s or any of its Affiliates’ (including the Transferred Entities’) businesses or operations.  Nothing contained in this Agreement shall give Seller, directly or indirectly, the right to control or direct Purchaser’s or any of its Affiliates’ businesses or operations.

5.5                               Consents.  Seller shall, and shall cause each Transferred Entity to, reasonably cooperate with Purchaser to obtain any consents required from third parties in connection with the consummation of the transactions contemplated by this Agreement under Business Material Contracts at or prior to the Closing.   Notwithstanding anything to the contrary contained herein, neither party nor any of its Affiliates shall have any obligation to make any payments or incur any Liability to obtain any consents of third parties contemplated by this Section 5.5, and the failure to receive any such consents shall not be taken into account with respect to whether any condition to the Closing set forth in Article VIII shall have been satisfied (but the accuracy of Section 3.4 will be so taken into account).

5.6                               Public Announcements.  The parties agree to consult with each other before issuing, and shall provide each other the opportunity to review and comment upon, any press release or other public statements with respect to this Agreement or the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Order, court process or the rules and regulations of any national securities exchange or national securities quotation system. The parties hereto agree that the initial press release to be issued with respect to the Sale following the execution of this Agreement shall be in the form heretofore agreed to by Seller and Purchaser.  Notwithstanding the forgoing, this Section 5.6 shall not apply to any press release or other public statement made by the parties or their respective Affiliates (a) that is consistent with such agreed initial press release and the terms of this Agreement and does not contain any information relating to the Business or the transactions contemplated by this Agreement that has not been previously announced or made public in accordance with the terms of this Section 5.6 or (b) is made in the ordinary course of business and does not relate to this Agreement or the transactions contemplated by this Agreement.

5.7                               Intercompany Accounts; Cash.  At or prior to the Closing, (a) all intercompany accounts, except for those accounts listed on Section 5.7 of the Seller Disclosure Schedule, between Seller and/or any of its Affiliates (other than any Transferred Entity), on the one hand, and any Transferred Entity, on the other hand, shall be settled or otherwise eliminated, and to the extent any payment is made to so settle or eliminate any such account, such payment shall be made solely in cash, and (b) any and all Cash Amounts may be extracted by Seller, in each case in such a manner as Seller shall determine in its sole discretion (but in any event, in a manner that would not reasonably be expected to materially impair the operation of the Business), and no party shall have any further liability with respect thereto.  Intercompany accounts between and among any of the Transferred Entities shall not be affected by this provision.

5.8                               Termination of Intercompany Arrangements.  Effective at the Closing, other than any intercompany accounts governed by Section 5.7, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, by any member of the Seller Group, on the one hand, and any Transferred Entity on the other hand, shall be terminated without any party having any continuing obligations or liability to the other, except for (a) this Agreement and the Ancillary Agreements and (b) the other Contracts listed in Section 5.8 of the Seller Disclosure Schedule.

5.9                               Guarantees; Commitments.

(a)                                 From and after the Closing, Purchaser and the Transferred Entities, jointly and severally, shall forever indemnify and hold harmless Seller and any of their respective Affiliates against any Liabilities that Seller or any of its Affiliates suffer, incur or are liable for by reason of or arising out of or in consequence of (i) Seller or any of its Affiliates issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, indemnity, surety bond, letter of credit, letter of comfort or other similar obligation relating to the Business, including the Substituted Guarantees (collectively, the “Indemnified Guarantees”), (ii) any claim or demand for payment made on Seller or any of its Affiliates with respect to any of the Indemnified Guarantees or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Indemnified Guarantees, and shall reimburse Seller for any out-of-pocket expenses incurred in connection with any of the foregoing.

(b)                                 Without limiting Section 5.9(a) in any respect, Purchaser shall use its commercially reasonable efforts to cause itself, one of its Affiliates or the Transferred Entities to be substituted in all respects for Seller and any of its Affiliates, and for Seller and its Affiliates to

be released, effective as of the Closing, in respect of, or otherwise terminate (and cause Seller and its Affiliates to be released in respect of), all obligations of Seller and any of its Affiliates under each of the guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations of such Persons related to the Business (collectively, the “Substituted Guarantees”).  In furtherance and not in limitation of the foregoing, at Seller’s request, Purchaser shall and shall cause the Transferred Entities to, assign or cause to be assigned, any Contract or lease underlying a Substituted Guarantee to a Subsidiary of Purchaser meeting the applicable net worth and other requirements in such Contract or lease to give effect to the provisions of the preceding sentence.  For any of the guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations of Seller and any of their respective Affiliates related to the Business for which Purchaser or any Transferred Entity, as applicable, is not substituted in all respects for Seller and its Affiliates (or for which Seller and its Affiliates are not released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with Seller and its Affiliates to be released in respect thereof), Purchaser shall continue to use its commercially reasonable efforts and shall cause the Transferred Entities to use their commercially reasonable efforts to effect such substitution or termination and release after the Closing.  Without limiting the foregoing, neither Purchaser nor any of its Affiliates shall extend or renew any Contract containing or underlying a Substituted Guarantee unless, prior to or concurrently with such extension or renewal, Purchaser or the Transferred Entities are substituted in all respects for Seller and any of its Affiliates, and Seller and its Affiliates are released, in respect of all obligations of Seller and any of its Affiliates under such Substituted Guarantee.

(c)                                  Seller shall provide Purchaser (i) within 45 days after the date of this Agreement, with a list of all surety bonds, letters of credit and letters of comfort and (ii) within 75 days after the date of this Agreement, with a list of all guarantees, indemnities, commitments, understandings, agreements and other obligations, in the case of each of clauses (i) and (ii), relating to the Business and pursuant to which Seller or any of its Affiliates has any obligations and that are to be covered by this Section 5.9.

5.10                        Insurance.  From and after the Closing, the Transferred Entities shall cease to be insured by Seller or its Affiliates’ current and historical insurance policies or programs (other than any third-party insurance policies of Transferred Entities, the sole beneficiaries of which are Transferred Entities (“Transferred Entity Insurance Policies”)) or by any of the current and historical self-insured programs of Seller or its Affiliates, and neither Purchaser nor its Affiliates (including the Transferred Entities) shall have any access, right, title or interest to or in any insurance policies or programs or self-insured programs (other than Transferred Entity Insurance Policies) (including to any claims or rights to make claims or any rights to proceeds).  Seller or any of its Affiliates may, to be effective at the Closing, amend any insurance policies and ancillary arrangements in the manner they deem appropriate to give effect to this Section 5.10.  From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of the Transferred Entities and the Business.  At the Closing, Purchaser agrees to take over and assume all the known and incurred but not reported claims of the Transferred Entities and the Business (other than the Retained Liabilities) and Purchaser agrees to be responsible to pay such claims until they are finally settled and disclosed.  Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of any Transferred Entity or the Business under or in respect of any past or current insurance policy, program or self-insurance program under which any Transferred Entity or Affiliate thereof or the Business is a named insured, other than under or in respect of any Transferred Entity Insurance Policy.  Purchaser acknowledges that the Transferred Entities have obligations (including in respect of insurance matters) under the agreements set forth in Section 5.10 of the Seller Disclosure Schedule, and that the Transferred Entities shall continue to retain such obligations following the Closing.

5.11                        Seller Brands Limited License; Corporate Names.

(a)                                 Effective as of the Closing, Seller hereby grants (to the extent Seller has a right to) to Purchaser and its Affiliates, (x) for a period of two (2) years after the Closing, a non-exclusive, irrevocable (except in the event of a material breach by Purchaser or its Affiliates of this Section 5.11(a), which breach is not cured within thirty (30) days of written notice from Seller), non-assignable, worldwide, royalty-free right and license to use the Seller Brands to manufacture, label, market, distribute, lease, sell and support inventory of Business Products in existence at the Closing or existing as of the date which is twelve (12) months following the Closing, as such Seller Brands are used in the Business at the Closing, for the sole purpose of operating the Business by Purchaser and its Affiliates and (y) a perpetual, non-exclusive, irrevocable (except in the event of breach by Purchaser or its Affiliates of this Section 5.11(a), which breach is not cured within thirty (30) days of written notice from Seller), non-assignable, worldwide and royalty-free right and license to use the Seller Brands on any installed instrument bases of the Business existing as of the date which is six (6) months following the Closing, and only as such Seller Brands appear on such instruments as of the Closing; provided, that Purchaser, its Affiliates or its designees (i) shall as part of any resale, refurbishing or receipt of any such installed instrument, and (ii) shall use commercially reasonable efforts to, as part of any service to or service call on any such installed instrument, cover over all Seller Brands so that such Seller Brands are no longer observable on any exterior surface of such instrument.  The foregoing license grants shall be effective immediately upon the Closing.  As soon as reasonably practicable after the Closing, but in no event later than one hundred-eighty (180) days after the Closing, Purchaser shall, and shall cause its Affiliates to, subject to clause (y) of the first sentence of this Section 5.11(a), cease to use and remove or cover the name “Abbott” from all signs, billboards, websites, domain names, telephone listings, stationery, office forms or other similar materials of the Business.   As soon as reasonably practicable after the Closing, but in no event later than six (6) months after the Closing, Purchaser shall, and shall cause its Affiliates to, subject to the first sentence of this Section 5.11(a), cease to use and remove the name “Abbott” as corporate name and otherwise cease use of any Seller Brand for which Purchaser has not been granted a license pursuant to this Section 5.11.

(b)                                 Any use by Purchaser and its Affiliates of any Seller Brands as permitted in this Section 5.11 is subject to their compliance with the level of quality in effect in connection with the Seller Brands immediately prior to the Closing.  Purchaser and its Affiliates shall not use the Seller Brands in any manner that reflects negatively on such trademarks or on Seller or its Affiliates, or harms the value or goodwill of the Seller Brands.  Except as expressly provided in this Section 5.11, Purchaser and its Affiliates shall have no right to use in any way the Seller Brands.

5.12                        Non-Competition; Non-Solicitation.

(a)                                 From and after the Closing, until the second (2nd) anniversary of the Closing Date, Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly, engage in the business of distributing, offering for sale or selling products: (i) used in ophthalmic surgery to replace a human cataractous lens with an artificial optic placed in the human eye, including phacoemulsification equipment, ophthalmic lasers and intraocular lenses; or (ii) that surgically treat, alter, cut or excise anatomical structures that are part of the human cornea for purposes of correcting vision (a “Competing Business” (provided, however, that “Competing Business” shall not include nutritional or pharmaceutical products used for eye health, or to avoid, mitigate or treat eye conditions, or ophthalmic products for pharmacy or other retail sale)); provided, that nothing in this Agreement shall prohibit Seller or any of its Subsidiaries from, directly or indirectly:

(i)                                     acquiring or having beneficial ownership of up to and including twenty percent (20%) of any class of outstanding securities of any other Person; provided, that if the beneficial ownership by Seller or any of its Subsidiaries of the securities of any other Person exceeds twenty percent (20%) of any class of outstanding securities of such Person as a result of a combination of shares, recapitalization, consolidation or other reorganization of such Person, Seller shall not be in breach of this Section 5.12(a)(i) if Seller or the applicable Affiliate divests or causes the divestiture of an amount of the securities of such Person necessary for Seller or the applicable Affiliate to beneficially own twenty percent (20%) or less of the applicable class of outstanding securities of such Person within six (6) months after the date of such combination of shares, recapitalization, consolidation or other reorganization;

(ii)                                  acquiring any Persons or businesses (an “Acquired Business”) that include a Competing Business (the portion that includes such a Competing Business, an “Acquired Competing Business”) and carrying on the Acquired Competing Business if such Acquired Competing Business comprises less than twenty five percent (25%) of the revenues of the Acquired Business (measured as of the completed calendar year preceding the year in which the acquisition of the Acquired Business is completed and using the exchange rate as of the last U.S. Business Day of such preceding calendar year);

(iii)                               exercising its rights or complying with its obligations under this Agreement or any of the Ancillary Agreements; or

(iv)                              providing or engaging in activities, services, products or systems of a nature provided by Seller (or any of its Affiliates) apart from the Business as of the date of this Agreement or the Closing Date and reasonable extensions thereof.

(b)                                 For the period commencing as of the Closing Date and expiring on the second (2nd) anniversary of the Closing Date, Seller shall not, and shall cause its Affiliates not to, directly or indirectly (including through representatives), solicit, influence, entice or encourage any Transferred Employee to cease his or her employment with Purchaser or its Affiliates, as applicable.

(c)                                  For the period commencing as of the Closing Date and expiring on the second (2nd) anniversary of the Closing Date, Purchaser shall not, and shall cause its Affiliates engaged in the vision care business and its Affiliates involved in the transactions contemplated by this Agreement or the Ancillary Agreements or that received Evaluation Material (as defined in the Confidentiality Agreement) not to, directly or indirectly (including through representatives), solicit, influence, entice or encourage any individual set forth on Section 5.12 of the Seller Disclosure Schedule, any Excluded Employee or any other employee of Seller or its Affiliates with respect to whom Purchaser or any of its Affiliates has received substantive information or with whom Purchaser or any of its Affiliates has come into contact in connection with the transactions contemplated by this Agreement or the Ancillary Agreements (the “Seller Employees”) to cease his or her employment with Seller or its Affiliates, as applicable.

(d)                                 Clauses (b) and (c) of this Section 5.12 will not be deemed to (i) prohibit Purchaser, Seller or their respective Affiliates from engaging in general media advertising or general employment solicitation, including those that may be targeted to a particular geographic or technical area, (ii) prohibit headhunter searches that are not specifically targeted towards Transferred Employees or Seller Employees, as applicable or (iii) apply to persons who ceased to be employees of Purchaser, Seller or their respective Affiliates, as applicable, prior to such solicitation, influence, enticement or encouragement.

5.13                        Mutual Release.

(a)                                 Effective as of the Closing and except as otherwise expressly set forth in this Agreement (including Section 5.13(b)) or in any of the Ancillary Agreements, each of Seller, on behalf of itself and each of its respective Affiliates and each of their respective successors and assigns, on the one hand, and Purchaser, on behalf of itself and each of its Affiliates (which for all purposes of this Section 5.13 shall be deemed to include the Transferred Entities), and each of their respective successors and assigns, on the other hand, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Purchaser (in the case of Seller) and Seller (in the case of Purchaser) and each of their respective Affiliates, and each of their respective heirs, executors, administrators, successors and assigns (such released Persons, the “Releases”), of and from all debts, demands, actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and other Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to events, circumstances or actions taken by such other party occurring or failing to occur, in each case, in connection with the Business or any of the Transferred Entities prior to the Closing.  Neither party hereto shall make, and each party hereto shall not permit any of its Affiliates or their respective representatives to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of the other party’s Affiliates or any of other party’s Releases with respect to any Liabilities or other matters released pursuant to this Section 5.13.

(b)                                 Notwithstanding the foregoing, Section 5.13(a)  shall not constitute a release from, waiver of, or otherwise apply to the terms of this Agreement or any Ancillary Agreement or any Liability or Contract expressly contemplated by this Agreement or any Ancillary Agreement to be in effect after the Closing, or any enforcement thereof.  Without limiting the generality of the foregoing, nothing contained in this Section 5.13  shall waive, release or otherwise discharge any Person from any Liability (i) retained, assumed, transferred, assigned or allocated to Seller, on the one hand, or Purchaser or the Transferred Entities, on the other hand, in accordance with this Agreement or any Ancillary Agreement, or (ii) the release of which would result in the release of any Person other than a Release pursuant to Section 5.13(a).

5.14                        Pre-Closing Restructuring.

(a)                                 Prior to the Closing, Seller will, and will cause its Subsidiaries to, use commercially reasonable efforts to complete such transactions and obtain such third party consents as Seller reasonably determines are necessary and/or appropriate in order to assign, convey or otherwise transfer (i) any assets that are primarily related to or primarily used in the Business but are owned by Seller or a Subsidiary of Seller other than the Transferred Entities to one or more Transferred Entities and (ii) any assets that are not primarily related to or primarily used in the Business but are owned by a Transferred Entity to Seller or one or more of Seller’s Affiliates that are not Transferred Entities (the “Pre-Closing Restructuring”).  Prior to the Closing, Seller will, and will cause its Subsidiaries to, provide Purchaser, at its request, with updates on the details and progress of the Pre-Closing Restructuring.

(b)                                 If any third party consent is required to effect the Pre-Closing Restructuring with respect to any Contract, and such consent is not obtained prior to the Closing, then until such consent has been obtained, the parties hereto shall use commercially reasonable efforts to enter into reasonable alternative arrangements which shall result in Purchaser receiving substantially all of the benefits and bearing substantially all of the costs, liabilities and burdens with respect to any such Contract until such consent is obtained.

5.15                        Further Assurance; Post-Closing Cooperation.

(a)                                 Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of Seller and Purchaser shall, and shall cause their respective Affiliates to, execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement and to cause the Sale and other transactions contemplated hereby to occur.

(b)                                 At and after the Closing, Purchaser shall, and shall cause its Affiliates to, afford Seller and its representatives, during normal business hours and in accordance with the reasonable procedures established by Purchaser, upon reasonable notice, access to the books, records, properties and employees of each Transferred Entity and the Business to the extent that such access may be reasonably requested by Seller in connection with financial statements preparation, Taxes, any potential Action or investigation by or before a Governmental Entity (including in connection with the matters covered under Section 5.15(e)) and SEC or other Governmental Entity reporting obligations; provided, that nothing in this Agreement shall limit any of Seller’s rights of discovery; provided further that nothing in this Section 5.15(b) shall require Purchaser to afford any access to any of its books, records, properties or employees that, in the reasonable judgment of Purchaser, would (i) disrupt the operations of Purchaser or any of its Affiliates in any significant manner, (ii) result in the disclosure of any Trade Secrets, (iii) contravene any applicable Law, (iv) be in connection with any litigation or similar dispute between the parties or (v) reasonably be expected to result in the loss or waiver of the protection of any attorney-client privilege, attorney work product or other legal privilege (in which case, Purchaser shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that would not reasonably be expected to result in a loss or waiver of privilege).

(c)                                  Except for Tax Returns and other documents governed by Section 7.7(c), Purchaser agrees to hold all the books and records of each Transferred Entity or the Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of ten (10) years from the Closing Date or such longer time as may be required by Law.

(d)                                 Paper copies of tangible embodiments of any books and records of the Business stored as of the Closing in any facilities of Seller or its Affiliates (other than the Transferred Entities) or in any third party records storage facility pursuant to an arrangement with a member of the Seller Group (“Archived Records”) shall, subject to this Section 5.15(d), remain in such facility, or a successor thereto, until the earlier of the transfer or destruction of such Archived Records in accordance with the processes and procedures set forth on Section 5.15(d) of the Seller Disclosure Schedule.

(e)                                  Without limiting the obligations of the parties under any other provision of this Agreement, from and after the Closing, the parties shall reasonably cooperate with each other in the investigation, prosecution or defense of any Action (other than Actions with respect to Taxes, which are governed by Article VII) prior to or after the Closing arising from or related to the operation or conduct of the Business, the ownership, assets or Liabilities of the Transferred Entities and, in each case, involving one or more third parties.  Such cooperation shall include, upon reasonable advance notice, (i) providing, and causing their respective Affiliates to provide, documentary or other evidence, (ii) implementing, and causing their respective Affiliates to implement, record retention, litigation hold or other documentary or evidence policies or (iii) making, and causing their respective Affiliates to make, available directors, officers and employees to give depositions or testimony, all as reasonably requested by the requesting party from time to time.  Except as otherwise provided in Article X, the party requesting such cooperation shall pay the reasonable out-of-pocket expenses incurred in providing such cooperation (including reasonable legal fees and disbursements) by the party (or Affiliate thereof, as the case may be) providing such cooperation and by its officers, directors, employees and agents, but not including reimbursing such party (or Affiliate thereof, as the case may be) or its officers, directors, employees and agents for their time spent in such cooperation.

(f)                                   If, following the Closing, any right, property or asset not primarily related to or primarily used in the Business is found to have been transferred to Purchaser in error, either directly or indirectly, Purchaser shall transfer, or shall cause its Affiliates (including the Transferred Entities) to transfer, at no cost to Purchaser or its Affiliates, such right, property or asset (and any related liability) as soon as reasonably practicable to Seller or its Affiliates as directed in writing by Seller.  If, following the Closing, any right, property or asset primarily related to or primarily used in the Business is found to have been retained by Seller or any of its Affiliates in error, either directly or indirectly, Seller shall, or shall cause its applicable Affiliate to transfer, at no cost to Purchaser, such right, property or asset (and any related liability) as soon as reasonably practicable to Purchaser or its designated Affiliate as directed in writing by Purchaser.

ARTICLE VI

EMPLOYEE MATTERS COVENANTS

6.1                               Transfer of Employees.

(a)                                 Transfer of Business Employees Generally.  On or prior to the Closing, Seller and its Affiliates shall take such steps as are required to (i) transfer the employment of each Business Employee (other than a TUD Employee or an Offer Employee) to a Transferred Entity and (ii) transfer the employment of each employee who is not a Business Employee from a Transferred Entity to a member of the Seller Group.

(b)                                 TUD Employees.  With respect to each Business Employee who is not employed by a Transferred Entity and is employed in a jurisdiction in which the Transfer of Undertakings Directive has been implemented (a “TUD Employee”), Seller and Purchaser accept and agree that the transactions contemplated by this Agreement constitute a relevant transfer for purposes of the Transfer of Undertakings Directive and to apply the Transfer of Undertakings Directive in all of its provisions, and accept and agree that the terms and conditions of employment of each such TUD Employee will transfer effective as of the Closing as if such terms and conditions were originally made or agreed between Purchaser and the applicable TUD Employee.  Seller and Purchaser shall inform and consult with any appropriate representatives of the TUD Employees to the extent required by the Transfer of Undertakings Directive or other applicable Law.

(c)                                  Offers to Certain Business Employees.  No later than thirty (30) days prior to the Closing Date, Purchaser shall, or shall cause one of its Subsidiaries to, make a written offer of employment, on terms and conditions consistent with the requirements of this Article VI and applicable Law, to each Business Employee who is not employed by a Transferred Entity and does not become a Transferred Employee pursuant to Section 6.1(b) (an “Offer Employee”).  Each such offer shall be subject to the prior review and approval of Seller (which approval shall not be unreasonably withheld, conditioned or delayed).

(d)                                 Delayed Transfer Employees.  Notwithstanding the foregoing, in the case of any Business Employee whose employment cannot be transferred at the Closing or whose employment is delayed or does not transfer at the Closing as a result of providing transition services or otherwise (a “Delayed Transfer Employee”), Seller and Purchaser shall cooperate in good faith to cause the employment of such Delayed Transfer Employee to transfer as soon as reasonably practicable following the Closing in such a manner that to the maximum extent possible does not trigger the right of the employee to separation pay.  Any such Delayed Transfer Employee shall transfer and be employed pursuant to the terms and conditions of this Article VI and applicable Law and shall be considered a Transferred Employee for purposes of this Agreement.

(e)                                  Definitions.  For purposes of this Agreement, (i) any U.S. Business Employee whose employment transfers pursuant to this Section 6.1 shall be referred to as a “U.S. Transferred Employee” and (ii) any International Business Employee whose employment transfers pursuant to this Section 6.1 shall be referred to as an “International Transferred Employee” (collectively, the “Transferred Employees”).

6.2                               Compensation and Employee Benefits.

(a)                                 Compensation and Benefits Comparability.  For a period commencing on the Closing Date and ending on December 31, 2018, or such longer period as required by applicable Law, Purchaser shall, or shall cause its Affiliates to, provide to each Transferred Employee during his or her employment with Purchaser and its Affiliates (and, with respect to any compensation or benefits that apply following a termination of employment, the applicable period thereafter) (i) base salary or wage rates that are not less than those in effect for each such Transferred Employee immediately prior to Closing, (ii) equity and cash incentive compensation opportunities that, in each case, are no less favorable than those in effect for each such Transferred Employee immediately prior to Closing (excluding for this purpose any one-time or otherwise special or non-ordinary course incentive compensation opportunities), (iii) employee benefits (other than defined benefit pension benefits) that, in the aggregate, are no less favorable than those in effect for each such Business Employee immediately prior to Closing, (iv) defined benefit pension benefits that are no less favorable than those provided to similarly situated employees of Purchaser and its Affiliates, and (v) severance benefits that are no less favorable than the greater of (A) the severance benefits that would have been payable to each such Transferred Employee under the Seller Benefit Plan in which such Transferred Employee participated or was eligible for benefits immediately prior to the Closing, and (B) the severance benefits applicable to similarly situated employees of Purchaser or its Affiliates, in the case of clauses (A) and (B), taking into account such Transferred Employee’s additional period of service and increases (but not decreases) in compensation following the Closing.

(b)                                 Severance or Other Termination Liabilities.

(i)                                     The Seller Group and Purchaser and its Affiliates shall be equally (on a 50/50 basis) responsible for any severance, redundancy or similar termination payments or benefits that become payable to any Business Employee arising out of or in connection with the transactions contemplated by this Agreement, including any amounts paid or payable to any Business Employee who does not become an employee of Purchaser or its Affiliates because such Business Employee rejects an offer of employment or transfer of employment or refuses to transfer employment or does not accept an offer of employment or offer to transfer employment or otherwise challenges such transfer of employment pursuant to Section 6.1 (such Liabilities, including the employer portion of any employment Taxes attributable thereto, collectively referred to herein as the “Employee Transaction Liabilities”).  Any Liabilities that arise under circumstances related to Purchaser’s failure to comply with this Agreement, and any Liabilities that arise as a result of actions taken by Purchaser or its Affiliates in respect of the Business or a Transferred Employee on or following the Closing Date, shall not be considered an Employee Transaction Liability subject to the cost sharing of the first sentence hereof and shall be the sole Liability of Purchaser and its Affiliates.

(ii)                                  The Seller Group and Purchaser and its Affiliates shall cooperate to take commercially reasonable steps to reduce, to the extent possible, the likelihood that Employee Transaction Liabilities will become payable; provided, however, that in no event shall Seller Group be obligated to retain a Business Employee following the Closing.

(iii)                               If the Seller Group or Purchaser or its Affiliates become liable for, or are legally required to make, or make a payment, that constitutes a Liability that is to be borne (in full or in part) by the other Person under Section 6.2(b)(i), the Person that does not directly incur such Liability shall reimburse the Person incurring the Liability as soon as practicable but in any event within thirty (30) days of receipt from the other Person of appropriate verification, for all payments, costs and expenses actually incurred by such Person.

(c)                                  Service Credit.  For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Purchaser and its Affiliates providing benefits to any Transferred Employees after the Closing (the “New Plans”), each Transferred Employee shall be credited with his or her years of service with Seller and its Affiliates and their respective predecessors before the Closing, to the same extent as such Transferred Employee was entitled, before the Closing, to credit for such service under any similar Seller Benefit Plan in which such Transferred Employee participated or was eligible to participate immediately prior to the Closing, provided that the foregoing shall not apply for purposes of benefit accrual under any defined benefit pension plan (except for any Transferred Pension Plan Employees or as otherwise required by applicable Law), post-employment medical or welfare plans or to the extent that its application would result in a duplication of benefits.  In addition, and without limiting the generality of the foregoing, each Transferred Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Seller Benefit Plan in which such Transferred Employee participated immediately before the Closing (such plans, collectively, the “Old Plans”).

(d)                                 Welfare Plans.  Purchaser or one of its Affiliates shall be responsible for (i) with respect to the Transferred Entity Benefit Plans, all Liabilities related to welfare benefit claims of Transferred Employees, Former Business Employees and their eligible dependents and (ii) with respect to Seller Benefit Plans that are not Transferred Entity Benefit Plans, all Liabilities related to welfare benefit claims incurred following the Closing by Transferred

Employees, Former Business Employees and their eligible dependents.  The Seller Group shall be responsible for all Liabilities related to welfare benefit claims incurred as of the Closing under the Seller Benefit Plans that are not Transferred Entity Benefit Plans.  Any Former Business Employee who has experienced a qualifying event under the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985, as codified at Section 601 et seq. of ERISA and at Section 4980B of the Code (“COBRA”) and his or her dependents who are receiving benefits pursuant to COBRA under a Seller Benefit Plan that is not a Transferred Entity Benefit Plan as of the Closing shall be permitted to continue receiving benefits pursuant to COBRA under such Seller Benefit Plan following the Closing.  For purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee, Purchaser shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Seller Benefit Plans in which such employee participated immediately prior to the Closing, and Purchaser shall use commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e)                                  Incentive Compensation.  Purchaser shall, and shall cause its Affiliates to, continue each performance period in effect at the Closing under each annual or short-term incentive compensation bonus plan in which any Transferred Employee participates, with appropriate adjustment (as mutually determined by Purchaser and Seller) to the applicable performance targets to take into account the transactions contemplated by this Agreement.  Purchaser shall, and shall cause its Affiliates to, make such bonus payments, to the extent unpaid as of the Closing Date, at the time prescribed by the applicable plan as in effect immediately prior to the Closing and in accordance with the historical past practices under such plan as in effect immediately prior to the Closing.

(f)                                   Vacation and Paid Leave.  From and after the Closing, Purchaser shall, and shall cause its Affiliates, to assume and honor all accrued but unused vacation and other paid time-off of the Transferred Employees; provided, however, if Seller and its Affiliates is required under applicable Law to make a payment in settlement of accrued vacation or paid time off of any Transferred Employee, Purchaser shall make or reimburse and hold harmless the Seller Group for such payment.

(g)                                  Seller Benefit Plans Other than Transferred Entity Benefit Plans.  From and after the Closing (or, if later, the time a Delayed Transfer Employee’s employment transfers to Purchaser or its Affiliates), the Transferred Employees shall cease to be active participants in the Seller Benefit Plans that are not Transferred Entity Benefit Plans.

6.3                               Transferred Entity Benefit Plans.  Purchaser and its Affiliates shall assume all assets and Liabilities related to all Transferred Entity Benefit Plans.

6.4                               Defined Benefit Pension Plans.

(a)                                 Effective as of the Closing, Purchaser shall, with respect to any Transferred Employee whose defined benefit pension obligation in one or more of the defined benefit pension plans maintained by the Seller Group is required to be assumed or retained by Purchaser or its Affiliates (including the Transferred Entities) under applicable Law as a result of the transactions contemplated by this Agreement (collectively, the “Transferor Pension Plans”), establish or designate defined benefit pension plans (collectively, the “Transferee Pension Plans”) for the benefit of such Transferred Employees. The Transferred Employees whose defined benefit pension obligation is required to be assumed or retained by Purchaser or its Affiliates (including the Transferred Entities) are referred to hereinafter as the “Transferred Pension Plan Employees.” The Transferred Pension Plan Employees shall be given credit under the respective Transferee Pension Plan for all service with and compensation from Seller and its Affiliates and their respective predecessors as if it were service with and compensation from Purchaser or its Affiliates for purposes of determining eligibility, vesting and the amount of any benefits or benefit accruals under each respective Transferee Pension Plan.  Each Transferee Pension Plan shall provide, upon the transfer of assets referred to below (or, if there is no transfer of assets with respect to a particular plan because the plan is not funded, as of the Closing), that the accrued benefits for the Transferred Pension Plan Employees under such Transferee Pension Plan shall in no event be less than their accrued benefits under the corresponding Transferor Pension Plan as of the Closing.

(b)                                 With respect to any Transferor Pension Plan that is funded (other than any Transferor Pension Plan maintained in Germany), Seller shall cause to be transferred from the trusts (or in the case of other funding vehicles, transferred from such funding vehicles) under such Transferor Pension Plan to the trusts or other funding vehicles under the corresponding Transferee Pension Plan assets in the form of cash, cash equivalents, marketable securities or insurance contracts (to the extent allowable under the terms of such contracts and exclusively intended to cover plan benefits), the value of which shall be equal to: (x) the actuarial present value of accumulated benefits (that is, the “accumulated benefit obligation” as defined in Topic 715 in the FASB’s Accounting Standards Codification, “ABO”) under such Transferor Pension Plan as of the Closing that are attributable to the Transferred Pension Plan Employees divided by the ABO of all participants in such Transferor Pension Plan as of the Closing, multiplied by the market value of the assets of such Transferor Pension Plan at the Closing, provided that such transferred amount shall not, in any event, exceed the ABO under such Transferor Pension Plan of all Transferred Pension Plan Employees as of the date of Closing or (y) such greater amount as is required by applicable Law or the applicable Governmental Entity having jurisdiction over the Transferor Pension Plan in order to obtain approval for the transfer.

(c)                                  The amounts determined in accordance with Section 6.4(b) are collectively referred to as the “Pension Transfer Amounts”. The transfer of the Pension Transfer Amounts, and the assumption by Purchaser and its Affiliates of Liabilities with respect to or relating to the Transferred Pension Plan Employees under the applicable Transferor Pension Plans, shall be subject to such consents and other requirements as may apply under applicable Law, including the consent of the Transferred Pension Plan Employees to the extent required by applicable Law. Purchaser shall cause the corresponding Transferee Pension Plans to accept the Pension Transfer Amounts. To the extent a Transferor Pension Plan is not required to be funded by applicable Law and is not voluntarily funded as of the Closing, there shall be no transfer of assets by the Transferor Pension Plan or by Seller or its Affiliates. Actuarial determinations shall be made in accordance with Section 6.4(g)  below.

(d)                                 As of the Closing, Seller shall cause the Transferred Employees to cease further accrual of benefits under the pension plans sponsored by the Seller Group.

(e)                                  The Pension Transfer Amount, if any, from each Transferor Pension Plan and, if applicable, the corresponding benefit accruals Purchaser is obligated to assume shall be equitably adjusted to take into account benefit payments made from the Transferor Pension Plan to the Transferred Pension Plan Employees after the Closing but prior to the date of transfer and for any earnings and losses on such amount during such period. The Pension Transfer Amount, if any, shall be determined pursuant to Section 6.4(g) below.

(f)                                   At the times of the transfers of the Pension Transfer Amounts, Purchaser and the Transferee Pension Plans shall assume all Liabilities for all accrued benefits, including all disability, part-time, early retirement and other ancillary benefits, under the corresponding Transferor Pension Plans in respect of the Transferred Pension Plan Employees whose benefits are transferred, and the Seller Group and the corresponding Transferor Pension Plans shall be relieved of all Liabilities to provide benefits under the Transferor Pension Plans to the Transferred Pension Plan Employees whose benefits are transferred. From and after the date of such applicable transfer of the Pension Transfer Amounts (or if there is no transfer of assets with respect to a particular plan because the plan is not required to be funded under applicable Law and is not voluntarily funded as of the Closing, from and after the Closing), Purchaser agrees to indemnify and hold harmless the Seller Group and its officers, directors, employees, and agents from and against any and all costs, damages, losses, expenses, or other Liabilities arising out of or related to the benefits of the Transferred Pension Plan Employees that are transferred to the Transferee Pension Plans, or the transfer of benefits, assets and Liabilities pursuant to this Section 6.4, or the cessation of participation in the Transferor Pension Plans in connection therewith.

(g)                                  For purposes of this Section 6.4, actuarial determinations shall be based upon the actuarial assumptions and methodologies used in preparing the most recent audited financial statements of Seller as of the date of the determination. The applicable plan sponsor of the Transferor Pension Plans shall cause the plan actuary or administrator to provide a report of its determination of such amount within ninety (90) days of the Closing Date and any back-up information reasonably required by Purchaser to confirm the accuracy of such determination. If Purchaser disputes the accuracy of the calculation, Purchaser and Seller shall cooperate to identify the basis for such disagreement and act in good faith to resolve such dispute. To the extent that a dispute is unresolved after a forty-five (45) day period following identification of such dispute, the calculations shall be verified by an independent third party benefits consulting firm selected by the mutual agreement of Seller and Purchaser. The decision of such consulting firm shall be final, binding and conclusive on Seller and Purchaser. Seller and Purchaser shall share equally the costs of such consulting firm.

6.5                               U.S. Defined Contribution Plans.

(a)                                 Effective as of the Closing, Purchaser shall create or designate defined contribution pension plans (collectively, the “Purchaser DC Plans”) for the benefit of the U.S. Transferred Employees who participated in one or more of the defined contribution pension plans maintained by the Seller Group that are intended to be qualified under Section 401(a) of the Code immediately prior to the Closing or the corresponding provisions of the Puerto Rico Internal Revenue Code (collectively, the “Seller DC Plans”).  Such U.S. Transferred Employees are referred to hereinafter as the “U.S. DC Employees.”  The U.S. DC Employees shall be given credit under the respective Purchaser DC Plan for all service with and compensation from Seller and its Affiliates and their respective predecessors as if it were service with and compensation from Purchaser for purposes of determining eligibility and vesting under each respective Purchaser DC Plan.  The applicable Purchaser DC Plans shall be tax-qualified in the same manner as the corresponding Seller DC Plans, and Purchaser shall provide Seller any determination letters or similar documentation evidencing such qualification.

(b)                                 Each Purchaser DC Plan will provide for the receipt in kind from the U.S. DC Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code or any equivalent term under the Puerto Rico Internal Revenue Code), including notes corresponding to loans. Purchaser and Seller will work together in order to facilitate any such distribution or rollover and to effect an eligible rollover distribution for those DC Employees who elect to rollover their account balances, including notes, directly into a Purchaser DC Plan.

6.6                               International Defined Contribution Plans.

(a)                                 Effective as of the Closing, Purchaser shall establish or designate defined contribution plans (collectively, the “International Purchaser DC Plans”) for the benefit of the International Transferred Employees who participated in one or more of the defined contribution plans maintained by the Seller Group immediately prior to the Closing outside the United States (collectively, the “International Seller DC Plans”).  Such International Transferred Employees are referred to hereinafter as the “International DC Employees.”  The International DC Employees shall be given credit under the respective International Purchaser DC Plan for all service with and compensation from Seller and its Affiliates and their respective predecessors as if it were service with and compensation from Purchaser for purposes of determining eligibility, vesting and the amount of any benefits or benefit accruals under each respective International Purchaser DC Plan.  The applicable Purchaser International DC Plans shall be tax-qualified in the same manner as the corresponding Seller International DC Plans, and Purchaser shall provide Seller any determination letters or similar documentation evidencing such qualification.

(b)                                 With respect to an International Seller DC Plan, Seller shall cause the transfer under each such International Seller DC Plan to the corresponding International Purchaser DC Plan of (i) cash, cash equivalents or other property equal to the actual account balances of the International DC Employees under each such International Seller DC Plan as of the Closing or such greater amount as is required by the applicable regulatory authority having jurisdiction over the International Seller DC Plan in order to obtain approval of such transfer, and (ii) any notes corresponding to loans of the International DC Employees (collectively, the “DC Transfer Amounts”).  The transfer of the DC Transfer Amounts shall be subject to such consents, approvals and other legal requirements as may apply under applicable Law.  Purchaser shall cause the DC Transfer Amounts to be accepted by such plans.  To the extent an International

Seller DC Plan is not required to be funded by applicable Law and is not voluntarily funded as of the Closing, there shall be no transfer of assets.

(c)                                  The DC Transfer Amounts to be transferred, if any, from the respective International Seller DC Plans and the corresponding benefit accrual Purchaser is required to assume shall be equitably adjusted to take into account benefit payments made from the respective International Seller DC Plans to the International DC Employees after the Closing but prior to the date of transfer and for any earnings and losses on such amount during such period.  The transfer of the DC Transfer Amount, if any, shall take place within one hundred and eighty (180) days after the date of Closing.

(d)                                 At the times of the transfers of the DC Transfer Amounts (or if there is no transfer of assets with respect to a particular plan because the plan is not required to be funded under applicable Law, at the Closing), Purchaser and the International Purchaser DC Plans shall assume all Liabilities with respect to or relating to International Transferred Employees under the applicable International Seller DC Plan and the Seller Group and the International Seller DC Plans shall be relieved of all such Liabilities under such International Seller DC Plan with respect to the International Transferred Employees.  From and after the date of the transfer of the DC Transfer Amount (or if there is no transfer of assets with respect to a particular plan because the plan is not required to be funded under applicable Law, as of the Closing), Purchaser agrees to indemnify and hold harmless the Seller Group and its officers, directors, employees, and agents from and against any and all costs, damages, losses, expenses, or other Liabilities arising out of or related to the DC Transfer Amounts.

6.7                               Deferred Compensation Plans.

(a)                                 Effective as of the Closing, Purchaser shall establish or designate nonqualified deferred compensation plans (collectively, the “Purchaser Deferred Compensation Plans”) for the benefit of (i) the U.S. Transferred Employees who participated in the Abbott Laboratories Deferred Compensation Plan and (ii) the International Transferred Employees who participated in one or more of the deferred compensation plans maintained by the Seller Group immediately prior to the Closing (collectively with the Abbott Laboratories Deferred Compensation Plan, the “Seller Deferred Compensation Plans”).  Such Transferred Employees are referred to hereinafter as the “Deferred Compensation Employees.”  The Deferred Compensation Employees shall be given credit under the respective Purchaser Deferred Compensation Plan for all service with and compensation from Seller and its Affiliates and their respective predecessors as if it were service with and compensation from Purchaser for purposes of determining eligibility, vesting and the amount of any benefits or benefit accruals under each respective Purchaser Deferred Compensation Plan.  The grantor trust, and the assets thereunder, related to the Advanced Medical Optics, Inc. 2005 Executive Deferred Compensation Plan shall be transferred to Purchaser at the Closing.

(b)                                 From and after the Closing, Purchaser and the Purchaser Deferred Compensation Plans shall assume all Liabilities with respect to or relating to Deferred Compensation Employees under the applicable Seller Deferred Compensation Plan, and the Seller Group and the Seller Deferred Compensation Plans shall be relieved of all such Liabilities under such Seller Deferred Compensation Plans with respect to the Deferred Compensation

Employees.  From and after the Closing, Purchaser agrees to indemnify and hold harmless the Seller Group and its officers, directors, employees, and agents from and against any and all costs, damages, losses, expenses, or other Liabilities arising out of or related to the Deferred Compensation Employees under the applicable Seller Deferred Compensation Plans.

6.8                               Equity Compensation.

(a)                                 Each restricted stock unit in respect of common shares of Seller (“Seller Shares”) that is outstanding immediately prior to the Closing and held by a Business Employee (each, a “Seller RSU”) that would otherwise be forfeited as of the Closing in accordance with the terms and conditions applicable to such Seller RSU immediately prior to Closing shall, as of the Closing and without any action on the part of the holder thereof, be converted into a restricted stock unit, with the same terms and conditions as were applicable to such Seller RSU immediately prior to the Closing (each, a “Purchaser RSU”), with respect to the number of common shares of Purchaser (“Purchaser Shares”), rounded up to the nearest whole share, determined by multiplying the number of Seller Shares subject to the Seller RSU by the Exchange Ratio.  Any performance goals applicable to an outstanding Seller RSU shall be deemed satisfied as of the Closing.  For purposes of this Agreement, the term “Exchange Ratio” means the quotient of (i) the volume weighted average per-share price of Seller Shares trading on the New York Stock Exchange during each of the five (5) full trading days ending two (2) Business Days prior to the Closing Date divided by (ii) the volume weighted average per-share price of Purchaser Shares trading on the New York Stock Exchange during each of the five (5) full trading days ending two (2) Business Days prior to the Closing Date.

(b)                                 Purchaser shall take all corporate action necessary to reserve for issuance a number of authorized but unissued Purchaser Shares for delivery upon the settlement of the Purchaser RSUs in accordance with this Section 6.8.  Seller and Purchaser shall cooperate in connection with the preparation of registration statements on Form S-8 (or any successor or other appropriate form) with respect to the Purchaser Shares subject to such awards, in order to file such forms effective as of the Closing.  In addition, Purchaser shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

6.9                               ESPP.  Effective as of the Closing, each Transferred Employee who participates in an employee stock purchase plan maintained by Seller or its Affiliates immediately prior to the Closing (the “Seller ESPPs”) shall cease participation in the applicable Seller ESPPs and shall have his or her payroll deductions refunded by Seller or its Affiliates as soon as administratively practicable in accordance with the terms of the Seller ESPPs.

6.10                        Labor and Employment Law Matters.

(a)                                 Purchaser and Seller shall, and shall cause their Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law or any collective bargaining agreement or works council agreement to notify, consult with, or negotiate the effect, impact, terms or timing of the transactions contemplated by this Agreement with each works council, union, labor board, employee group, or Governmental Entity where so required under applicable Law, including the Transfer of Undertakings Directive.  Seller shall regularly review with Purchaser the progress of the notifications, consultations and negotiations with each works council, union, labor board, employee group and Governmental Entity regarding the effect, impact or timing of the transactions contemplated by this Agreement. Purchaser and Seller shall, and shall cause their applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Business Employees.  Purchaser or its applicable Affiliate shall become a party to any collective bargaining (including national, sector or local), works council or similar agreement with respect to any Transferred Employee and shall, or shall cause its Affiliates to, be responsible for all Liabilities related to periods after the Closing arising under any collective bargaining (including any national, sector or local), works council or similar agreement with respect to any Transferred Employee.  Purchaser shall, or shall cause its Affiliates to, join any industrial, employer or similar association or federation if membership is required for the currently applicable collective bargaining, works council or similar agreement to continue to apply.  Purchaser shall indemnify the Seller Group for any Liabilities incurred by the Seller Group with respect to Purchaser’s noncompliance with the foregoing obligations.

(b)                                 Purchaser shall, and shall cause each of its applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Transferred Employees, including providing any required notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar non-U.S., state or local Law (“WARN”), with respect to events occurring on or after the Closing. Seller shall, and shall cause each of its applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Business Employees, including providing any required notice under WARN, with respect to events occurring prior to the Closing.

6.11                        Communications.  Prior to the Closing, any employee notices or communication materials (including website postings) from Purchaser or its Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement or employment thereafter, shall be subject to the prior review and comment of Seller.

6.12                        Third-Party Beneficiary Rights.  This Article VI is included for the sole benefit of the parties to this Agreement and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any current or former employee of Seller or any of its Affiliates, any Business Employee, any Former Business Employee or any Transferred Employee, who is not a party to this Agreement.  Nothing contained in this Agreement (express or implied) (a) is intended to create or amend, or to require Purchaser or its Affiliates to establish or maintain, any employee benefit plan or arrangement or (b) is intended to confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment.  No current or former employee of Seller or any of its Affiliates, any Business Employee, any Former Business Employee or any Transferred Employee, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim against Purchaser, Seller or any of their respective Affiliates under this Article VI.

6.13                        Business Employee List.  To the extent permitted by applicable Law and as soon as practicable after the date of this Agreement, but in no event later than thirty (30) days prior to the Closing Date, Seller shall provide Purchaser with a list containing an identification number, date of hire, position, location, and base salary, wage rate and incentive opportunities, as applicable, of each Business Employee, and, for each Offer Employee, any other information necessary for Purchaser to make offers pursuant to Section 6.1(c) and establish payroll and benefits by the Closing Date, and Seller shall update such information periodically prior to the Closing Date.

ARTICLE VII

TAX MATTERS

7.1                               Tax Indemnification by Seller.  Subject to Section 10.2(b)(iii), effective as of and after the Closing Date, Seller shall pay or cause to be paid, and shall indemnify Purchaser and its Affiliates (including the Transferred Entities from and after the Closing Date) (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against (a) any Taxes of the Transferred Entities for any Pre-Closing Period (allocated in respect of a Straddle Period in accordance with Section 7.3); (b) any Taxes of Seller or any other Person (other than any Transferred Entity) for which any Transferred Entity is or becomes liable (under Treasury Regulation Section 1.1502-6 or under any similar provision of state, local or foreign Law) as a result of having joined as a member (or having been required to join as a member) of any consolidated, combined, affiliated, aggregate or unitary group prior to the Closing; (c) any Taxes of any Person (other than any Transferred Entity) for which any Transferred Entity is or becomes liable as a transferee or successor, as a result of a Contract (other than this Agreement) or otherwise by operation of Law, in each case, as a result of transactions or events occurring prior to the Closing; (d) any Taxes arising from any action or transaction undertaken pursuant to or in connection with Sections 5.7, 5.14 or 5.15(f); (e) any Taxes arising out of or resulting from any breach of any covenant or agreement of Seller contained in this Agreement; and (f) any reasonable out-of-pocket costs and expenses, including reasonable legal fees and expenses attributable to any item described in clauses (a) through (e) of this Section 7.1 (any such Taxes described in this Section 7.1, “Excluded Taxes”); provided, that Seller shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Purchaser Tax Indemnified Parties from and against any Taxes for which Purchaser is responsible pursuant to Section 7.2.

7.2                               Tax Indemnification by Purchaser.  Effective as of and after the Closing Date, Purchaser shall pay or cause to be paid, and shall indemnify the Seller Group (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against (a) any Taxes of the Transferred Entities other than Excluded Taxes; (b) any Taxes arising from any action or transaction by Purchaser or the Transferred Entities outside of the ordinary course of business on the Closing Date after the Closing other than any action or transaction (i) contemplated by this Agreement or any Ancillary Agreement or (ii) undertaken with the prior written consent of Seller; (c) any Taxes arising out of or resulting from any breach of any covenant or agreement of Purchaser contained in this Agreement; (d) any Taxes for which Purchaser is responsible under Section 7.13; and (e) any reasonable out-of-pocket costs and expenses, including reasonable legal fees and expenses attributable to any item described in clauses (a) through (d) of this Section 7.2.

7.3                               Straddle Periods.  To the extent permitted or required by applicable Law, the taxable year of each of the Transferred Entities that begins before and includes the Closing Date shall be treated as closing on (and including) the Closing Date.  To the extent the foregoing is not permitted or required by applicable Law, for purposes of this Agreement, in the case of any Straddle Period, (a) Property Taxes of the Transferred Entities allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (b) Taxes (other than Property Taxes) of the Transferred Entities allocable to the Pre-Closing Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date and in a manner consistent with past practices of the Transferred Entities (or of Seller with respect to the Transferred Entities); provided, that (a) exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period and (b) any Taxes attributable to the ownership of any equity interest in any partnership, controlled foreign corporation or other “flowthrough” entity shall be computed as if the taxable period of such partnership, controlled foreign corporation or other “flowthrough” entity ended as of the end of the day on the Closing Date (whether or not such Taxes arise in a Straddle Period of the applicable owner).

7.4                               Tax Returns.

(a)                                 Seller shall prepare or shall cause to be prepared (i) any combined, consolidated or unitary Tax Return that includes any member of the Seller Group, on the one hand, and any of the Transferred Entities, on the other hand (a “Combined Tax Return”), and (ii) any Tax Return (other than any Combined Tax Return) that is required to be filed by or with respect to any of the Transferred Entities for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”).  Seller shall timely file or cause to be timely filed any Combined Tax Return and any Pre-Closing Separate Tax Return that is required to be filed on or before the Closing Date (taking into account any extensions).  In the case of any such Combined Tax Return for a Straddle Period and any Pre-Closing Separate Tax Return, Seller shall prepare or cause to be prepared such Tax Return in a manner consistent with past practices of the Transferred Entities (or of Seller with respect to the Transferred Entities), except as required by applicable Law.  Seller shall deliver, or cause to be delivered, to Purchaser all Pre-Closing Separate Tax Returns that are required to be filed after the Closing Date at least fifteen (15) days prior to the due date for filing such Tax Returns (taking into account any extensions), together with payment for any Excluded Taxes shown as due on such Tax Returns, and Purchaser shall timely file or cause to be timely filed such Tax Returns.  Purchaser shall not amend or revoke any Combined Tax Return or any Pre-Closing Separate Tax Return (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). At Seller’s request, Purchaser shall file, or cause to be filed, amended Pre-Closing Separate Tax Returns.  Notwithstanding Section 7.7(c), Purchaser shall promptly provide (or cause to be provided) to

Seller any information reasonably requested by Seller to facilitate the preparation and filing of any Tax Returns described in this Section 7.4(a), and Purchaser shall use commercially reasonable efforts to prepare (or cause to be prepared) such information in a manner and on a timeline requested by Seller, which information and timeline shall be consistent with the past practice of the Transferred Entities, as applicable.

(b)                                 Except for any Tax Return required to be prepared by Seller pursuant to Section 7.4(a), Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Transferred Entities.  In the case of any such Tax Return for a Straddle Period (a “Straddle Period Separate Tax Return”), Purchaser shall prepare or cause to be prepared such Tax Return in a manner consistent with past practices of the Transferred Entities (or of Seller with respect to the Transferred Entities), except as required by applicable Law.  Purchaser shall deliver to Seller for its review and comment a copy of each such Straddle Period Separate Tax Return at least forty-five (45) days prior to the due date thereof (taking into account any extensions).  Purchaser shall revise such Straddle Period Separate Tax Return to reflect any reasonable comments received from Seller not later than fifteen (15) days before the due date thereof (taking into account any extensions).  Seller shall deliver to Purchaser payment for any Taxes shown as due on each such Tax Return that are the responsibility of Seller under this Agreement at least five (5) days prior to the due date thereof (taking into account any extensions).  Purchaser shall not amend or revoke any such Straddle Period Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)                                  Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, except to the extent such Tax Return relates solely to the Transferred Entities, (i) Seller shall not be required to provide any Person with any Tax Return or copy of any Tax Return of (A) Seller or a member of the Seller Group or (B) a consolidated, combined or unitary group that includes any member of the Seller Group (including any Combined Tax Return) and (ii) Purchaser shall not be required to provide any Person with any consolidated, combined, affiliated, aggregate or unitary Tax Return (or copy thereof) that includes Purchaser or any of its Affiliates (other than any Transferred Entity).

7.5                               Certain Tax Benefits, Refunds, Credits and Carrybacks.

(a)                                 If Purchaser or any of its Affiliates (including, after the Closing, the Transferred Entities) derives a Tax Benefit as a result of any audit adjustment (or adjustment in any other Tax Proceeding) made with respect to any Tax Item by any taxing authority with respect to Taxes for which Seller is responsible under Section 7.1, then Purchaser shall pay to Seller the amount of such Tax Benefit within fifteen (15) days after such Tax Benefit is realized or utilized; provided, that where such Tax Benefit is reflected on a Tax Return, such Tax Benefit shall be deemed to be realized or utilized within fifteen (15) days of filing such Tax Return.  Purchaser shall, or shall cause its relevant Affiliates to, claim any Tax Benefit to which it may be entitled as a result of any such audit adjustment (or adjustment in any other Tax Proceeding).

(b)                                 Seller shall be entitled to any Tax Benefit arising from any Tax Item arising in respect of any payment, loss, obligation, liability or Tax made or incurred by Seller or any of its Affiliates (including, prior to the Closing, the Transferred Entities), or for which Seller is responsible under this Agreement (including pursuant to Article X) or otherwise, and Purchaser acknowledges and agrees that neither Purchaser nor any of its Subsidiaries or Affiliates shall claim any such Tax Item on any Tax Return for a Post-Closing Period; provided, however, that if any such Tax Item is not permitted by Law to be claimed on a Tax Return for which Seller has filing responsibility pursuant to Section 7.4(a) and is permitted by Law to be claimed on a Tax Return for a Post-Closing Period for which Purchaser has filing responsibility pursuant to Section 7.4(b), then Purchaser shall claim such Tax Item and pay to Seller the amount of any Tax Benefit resulting from such Tax Item.

(c)                                  Seller shall be entitled to (i) any refunds or credits of or against any Taxes for which Seller is responsible under Section 7.1, and (ii) any refunds or credits to which Seller is entitled under Section 7.5(a), (b) or (d).  Purchaser shall be entitled to any refunds or credits of or against any Taxes other than refunds or credits to which Seller is entitled pursuant to the foregoing sentence.  Any refunds or credits of Taxes of the Transferred Entities for any Straddle Period shall be equitably apportioned between Seller and Purchaser in accordance with the principles set forth in Section 7.3 and the first two sentences of this Section 7.5(c).  Notwithstanding the foregoing, Purchaser shall (and Seller shall not) be entitled to a refund or credit (x) to the extent such refund or credit was reflected in, reserved for or taken into account in the determination of Working Capital or Cash Amounts on the Final Closing Working Capital and Net Indebtedness Statements or (y) attributable to the carryback of a Subsequent Loss (as defined in Section 7.5(d)) into any taxable period ending on or before the Closing Date, which carryback is required by applicable Law, other than with respect to a Tax Return which includes a member of the Seller Group.  Each party actually receiving or realizing a refund or credit of Taxes to which the other party is entitled under this Section 7.5(c) shall pay, or cause its Affiliates to pay, to the party so entitled the amount of such refund or credit (including any interest paid thereon and net of any Taxes and other reasonable out-of-pocket expenses to the party receiving such refund or credit in respect of the receipt or accrual of such refund or credit) in readily available funds within fifteen (15) days of the actual receipt of the refund or credit or the application of such refund or credit against amounts otherwise payable.  If any such refund or credit in respect of which a party made a payment to the other party pursuant to this Section 7.5(c) is subsequently disallowed or reduced, such other party shall promptly repay the amount of such refund or credit received, to the extent disallowed or reduced, to the party that made such payment, together with any interest, penalties or other charges imposed thereon by the applicable taxing authority.

(d)                                 Except as required by applicable Law, Purchaser shall not, and shall cause its Affiliates not to, carry back any item of loss, deduction or credit of any Transferred Entity that arises in any taxable period ending after the Closing Date (a “Subsequent Loss”) into any taxable period ending on or before the Closing Date.

7.6                               Tax Contests.

(a)                                 If any taxing authority asserts a Tax Claim, then the party to this Agreement first receiving notice of such Tax Claim promptly shall provide prompt written notice thereof to the other party; provided, however, that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under this Article VII, except to the extent that the other party is prejudiced by such failure.  Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the taxing authority.

(b)                                 In the case of a Tax Proceeding of or with respect to any of the Transferred Entities for any taxable period ending on or before the Closing Date (other than a Tax Proceeding described in Section 7.6(d)), Seller shall have the exclusive right to control such Tax Proceeding; provided, however, that Seller shall (i) defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (ii) not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, if such settlement, compromise or abandonment could have a material adverse impact on Purchaser or any of its Affiliates for any Post-Closing Period or would reasonably be expected to materially increase Taxes for which Purchaser is responsible under Section 7.2,and (iii) permit Purchaser and its representatives, at their sole cost and expense, to participate in such Tax Proceeding and attend any meetings or conferences with the relevant taxing authority;  provided, further, however, that any such settlement, compromise or abandonment resulting in the reduction or elimination of a Tax Asset of a Transferred Entity existing as of the Closing shall not for this purpose be considered as having a material adverse impact on Purchaser or any of its Affiliates for any Post-Closing Period.

(c)                                  In the case of a Tax Proceeding of or with respect to any of the Transferred Entities for any Straddle Period (other than a Tax Proceeding described in Section 7.6(d)), the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, however, that (i) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) the Non-Controlling Party shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant taxing authority, and (vi) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, however, that the Controlling Party shall not have any obligations (and the Non-Controlling Party shall not have any rights) under clause (i), (ii), (iii) or (v) above with respect to any portion of such Tax Proceeding (and any actions, written materials, meetings or conferences relating exclusively thereto) that could not reasonably be expected to affect the liability of, or otherwise have an adverse effect on, the Non-Controlling Party or any of its Affiliates.  For purposes of this Agreement, “Controlling Party” shall mean Seller if Seller and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding, or Purchaser if Purchaser and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding; and “Non-Controlling Party” means whichever of Seller or Purchaser is not the Controlling Party with respect to such Tax Proceeding.

(d)                                 Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Seller or a member of the Seller Group; and (ii) any Tax Return of a consolidated, combined or unitary group that includes any member of the Seller Group (including any Combined Tax Return).

7.7                               Cooperation and Exchange of Information.

(a)                                 Not more than sixty (60) days after the receipt of a request from Seller, Purchaser shall, and shall cause its Affiliates to, provide to Seller a package of Tax information materials, including schedules and work papers, requested by Seller to enable Seller to prepare and file all Tax Returns required to be prepared and filed by it with respect to the Transferred Entities.  Purchaser shall prepare such package completely and accurately, in good faith and in a manner consistent with Seller’s past practice.

(b)                                 Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) preparing and filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article VII or a right to refund of Taxes or (iii) conducting any Tax Proceeding.  Such cooperation, documentation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other relevant information that any such party may possess.  Each party shall make its employees reasonably available on a mutually convenient basis at its own cost to provide an explanation of any documents or information so provided.

(c)                                  Each party shall retain (to the extent in its possession or the possession of its Affiliates) all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the Transferred Entities for their respective Tax periods ending on or prior to or including the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) eight (8) years following the due date (without extension) for such Tax Returns.  Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of any portion of such Tax Returns and other documents that relate solely to the Transferred Entities at such other party’s own expense (provided, that any such notice must in any event be made in writing at least sixty (60) days prior to such disposition).

7.8                               Tax Sharing Agreements.  On or before the Closing Date, the rights and obligations of the Transferred Entities pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of the Transferred Entities, on the one hand, and any member of the Seller Group, on the other hand, are parties, shall terminate, and neither any member of the Seller Group, on the one hand, nor any of the Transferred Entities, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

7.9                               Tax Treatment of Payments.  Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Seller, Purchaser, the Transferred Entities and their respective Affiliates shall treat any and all payments under this Article VII, Section 2.7, and Article X as an adjustment to the Purchase Price for Tax purposes.

7.10                        Certain Tax Elections.  Purchaser shall not make, and shall cause its Affiliates (including the Transferred Entities) not to make, (a) any election under Section 338 of the Code (or any comparable election under state, local or foreign Law) with respect to the acquisition of any Transferred Entity or (b) any election with respect to any Transferred Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), which election would be effective on or prior to the Closing Date.

7.11                        Additional Post-Closing Tax Covenant.  With respect to any Transferred Entity that is characterized as a foreign corporation for U.S. federal income Tax purposes, from the Closing Date through the end of the taxable period of such entity that includes the Closing Date, Purchaser shall not, and shall cause its Affiliates (including the Transferred Entities) not to, enter into any extraordinary transaction with respect to such Transferred Entity or otherwise take any action or enter into any transaction that would be considered under the Code to constitute the payment of an actual or deemed dividend by such Transferred Entity, including pursuant to Section 304 of the Code, or that would otherwise result in a diminution of foreign tax credits that, absent such transaction, may be claimed by Seller or any of its Affiliates.

7.12                        No Duplicate Recovery.  Notwithstanding anything to the contrary in this Article VII, Seller shall not be required to indemnify or hold harmless any Purchaser Tax Indemnified Party from and against any Taxes to the extent such Taxes were reflected in, reserved for or taken into account in the determination of Working Capital on the Final Closing Working Capital and Net Indebtedness Statements.

7.13                        Transfer Taxes.  Notwithstanding anything to the contrary in this Agreement, Purchaser shall pay, when due, and be responsible for, any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes imposed on or payable in connection with the transactions contemplated by this Agreement (other than any such Taxes arising from any action or transaction undertaken pursuant to or in connection with Section 5.7, 5.14 or 5.15(f)) (“Transfer Taxes”).  The party responsible under applicable Law for filing any Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns (after providing the other party a reasonable opportunity to comment) and promptly provide a copy of such Tax Return to the other party.  Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any such Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes; provided, that, notwithstanding any of the foregoing, neither party nor their respective Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, or any claim for any reduction thereof, if such party determines in its reasonable discretion that the filing of such claim or any related action would have an adverse effect on such party or any of its Affiliates.

7.14                        Timing of Payments.  Any indemnity payment required to be made pursuant to this Article VII shall be made within ten (10) days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable taxing authority.

7.15                        Tax Matters Coordination.  Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VII, Section 10.1(d) and Section 10.2(b)(iii), and the provisions of Article X (other than Sections 10.1(d) and Section 10.2(b)(iii)) shall not apply.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

8.1                               Conditions to Obligation of Each Party to Close.  The respective obligations of each party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a)                                 Regulatory Approvals.  (i) Any waiting period (and any extension thereof) applicable to the consummation of the Sale under the HSR Act shall have expired or been terminated and (ii) the required consents, authorizations and approvals required to be obtained in connection with the consummation of the Sale from any Governmental Entities under the Competition Laws set forth in Section 8.1 of the Seller Disclosure Schedule shall have been obtained (or any applicable waiting period thereunder shall have expired or been terminated).

(b)                                 No Injunctions.  No Governmental Entity of competent authority and jurisdiction shall have issued an Order or enacted a Law (other than any Competition Law) that remains in effect and makes illegal or prohibits the consummation of the Sale (collectively, the “Legal Restraints”).

8.2                               Conditions to Purchaser’s Obligation to Close.  Purchaser’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of all of the following conditions:

(a)                                 Representations and Warranties.  (i) The representations and warranties of Seller set forth in the first two sentences of Section 3.1, Section 3.2, Section 3.3 and Section 3.17   (the “Seller Fundamental Representations”) shall be true and correct in all material respects as of the Closing as if made at and as of the Closing, (ii) the representations and warranties of Seller set forth in Section 3.6(b) (Absence of Certain Changes or Events) shall be true and correct as of the Closing as if made at and as of the Closing and (iii) each of the other representations and warranties of Seller contained in Article III (disregarding all materiality or Business Material Adverse Effect qualifiers contained therein) shall be true and correct as of the Closing as if made at and as of the Closing except (A) in each case of clauses (i) and (iii), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (iii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)                                 Covenants and Agreements.  The covenants and agreements of Seller to be performed at or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c)                                  Officer’s Certificate.  Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied.

8.3                               Conditions to Seller’s Obligation to Close.  The obligations of Seller to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of all of the following conditions:

(a)                                 Representations and Warranties.  (i) The representations and warranties of Purchaser set forth in Section 4.1, Section 4.2 and Section 4.5 (collectively, the “Purchaser Fundamental Representations”) shall be true and correct in all material respects as of the Closing as if made at and as of the Closing and (ii) each of the other representations and warranties of Purchaser contained in Article IV (disregarding all materiality or Purchaser Material Adverse Effect qualifiers contained therein) shall be true and correct as of the Closing as if made at and as of the Closing except (A) in each case of clauses (i) and (ii), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)                                 Covenants and Agreements.  The covenants and agreements of Purchaser to be performed at or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c)                                  Officer’s Certificate.  Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION

9.1                               Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)                                 by mutual written consent of Seller and Purchaser;

(b)                                 by either Seller or by Purchaser, if:

(i)                                     the Closing shall not have occurred on or before the date that is nine (9) months after the date of this Agreement (the “Outside Date”); provided, that the right to terminate this Agreement under this clause (i) shall not be available to any party to this Agreement whose failure to perform in any material respect any of its covenants or agreements contained in this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date;

(ii)                                  Seller (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Seller) shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a), 8.2(b), 8.3(a) or 8.3(b), as applicable, and (B) (1) is incapable of being cured prior to the Outside Date or (2) if capable of being cured prior to the Outside Date, has not been cured prior to the date that is sixty (60) days from the date that Seller or Purchaser, as applicable, receives written notice of such alleged breach or failure to perform from the party seeking termination, stating such party’s intention to terminate this Agreement pursuant to this Section 9.1(b)(ii) and the basis for such termination; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party to this Agreement if such party is then in breach in any material respect of any of its respective representations, warranties, covenants or other agreements contained in this Agreement;

(iii)                               any Legal Restraint permanently preventing or prohibiting consummation of the Sale shall be in effect and shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any party to this Agreement if such party shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, including Section 5.3, with respect to any such Legal Restraint; or

(iv)                              any Governmental Entity that must grant a consent, authorization or approval required by Section 8.1(a) shall have denied such grant, and such denial shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to any party to this Agreement if such party shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, including Section 5.3, with respect to such consent, authorization or approval.

9.2                               Notice of Termination.  In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating party to the other.

9.3                               Effect of Termination.  In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of any party to this Agreement, except as set forth in the Confidentiality Agreement; provided, that termination of this Agreement shall not relieve any party hereto from liability for willful or material breach of this Agreement or willful or material failure to perform its obligations under this Agreement.  Notwithstanding anything to the contrary contained herein, the provisions of Section 5.2(a), the second sentence of Section 5.3(f), Article XI (General Provisions), and this Section 9.3 shall survive any termination of this Agreement.

9.4                               Extension; Waiver.  At any time prior to the Closing, either Seller or Purchaser may (a) extend the time for performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered by the other party pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other party contained in this Agreement.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver sent in accordance with Section 11.7 and referencing this section of the Agreement.

ARTICLE X

INDEMNIFICATION

10.1                        Survival of Representations, Warranties, Covenants and Agreements.

(a)                                 The representations and warranties of Seller contained in this Agreement shall survive the Closing until the fifteen (15)-month anniversary thereof; provided, that (i) the Seller Fundamental Representations shall survive until the expiration of the applicable statute of limitations, and (ii) the representations and warranties made pursuant to Section 3.12 (Taxes) shall not survive the Closing.

(b)                                 The representations and warranties of Purchaser contained in this Agreement shall survive the Closing until the fifteen (15)-month anniversary thereof; provided, that the Purchaser Fundamental Representations shall survive until the expiration of the applicable statute of limitations.

(c)                                  The covenants and agreements contained herein that are to be performed at or prior to the Closing shall survive the Closing until the fifteen (15)-month anniversary thereof, and written notice of a claim for breach of such covenant or agreement must be given by Purchaser to Seller or by Seller to Purchaser, as applicable, in accordance with the provisions hereof prior to such time.  Any covenant and agreement to be performed, in whole or in part, after the Closing shall survive the Closing in accordance with its terms.

(d)                                 The indemnification obligations contained in Article VII (Tax Matters) shall survive the Closing until the date that is sixty (60) days after expiration of the applicable statute of limitations (giving effect to any extension thereof); provided that if written notice of a claim has been given to the indemnifying party in good faith prior to the end of this period, then the indemnification obligation with respect to such claim shall survive until such claim is finally resolved.

(e)                                  No claim for indemnification may be asserted unless, prior to the expiration of the applicable survival period specified in this Section 10.1, the Indemnified Party asserts such claim by delivering notice thereof to the Indemnifying Party in accordance with this Article X describing in reasonable detail the facts and circumstances on which such claim is based, the provisions of this Agreement pursuant to which indemnification is being sought (including the representations, warranties, covenants or agreements alleged to have been breached) and an estimate of the Indemnified Party’s Losses for which indemnification is being sought (if any such estimate can reasonably be made at such time), in which case the indemnification obligations with respect to such claim shall survive until such claim is finally resolved.

10.2                        Indemnification by Seller.

(a)                                 Subject to the provisions of this Article X and except with respect to indemnification for Taxes (which shall be governed exclusively by Article VII), effective as of and after the Closing, Seller shall indemnify and hold harmless Purchaser and its Affiliates (collectively, the “Purchaser Indemnified Parties”), from and against any and all Losses actually incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of or resulting from (i) any breach of any representation or warranty of Seller, at and as of the Closing as though made at and as of the Closing (unless made as of a specific date, in which case at and as of such date), contained in Article III (other than any representation or warranty of Seller contained in Section 3.12 of this Agreement), provided that any breach of any such representation or warranty (other than the representations and warranties in Section 3.5, Section 3.6, Section 3.9(a), Section 3.10(a), Section 3.11(c) and Section 3.14(a)) and any Losses resulting therefrom shall be determined without giving effect to any limitations or qualifications contained in such representation or warranty regarding materiality or Business Material Adverse Effect (it being agreed that any materiality qualification contained in a definition shall continue to be given effect), (ii) any breach of any covenant or agreement of Seller contained in this Agreement and (iii) any item set forth on Section 10.2(a) of the Seller Disclosure Schedule (such scheduled items, collectively, the “Retained Liabilities”).

(b)                                 Notwithstanding any other provision to the contrary, except in the case of Losses incurred in connection with or as a result of intentional fraud with respect to Seller’s representations and warranties in this Agreement:

(i)                                     Seller shall not be required to indemnify or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses (A) to the extent the related Liabilities were reflected in, reserved for or taken into account in the determination of Working Capital or Indebtedness on the Final

Closing Working Capital and Net Indebtedness Statements or were reflected or reserved for in the Business Financial Statements; (B) pursuant to Section 10.2(a)(i), for any claim unless such claim or series of related claims involve Losses in excess of one million dollars ($1,000,000) (the “De Minimis Amount”) and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.2(b)(i)(C); or (C) pursuant to Section 10.2(a)(i), until the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) exceeds $64,875,000 (the “Deductible”), after which Seller shall be obligated only for the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) in excess of the Deductible, and then only for such excess; provided, that any claim for indemnification under Section 10.2(a)(i) resulting from a breach of a Seller Fundamental Representation shall not be subject to the De Minimis Amount or the Deductible;

(ii)                                  the cumulative indemnification obligations of Seller under Section 10.2(a)(i) shall in no event exceed, in aggregate, $216,250,000 (the “Cap”); provided, that any claim for indemnification under Section 10.2(a)(i) resulting from a breach of a Seller Fundamental Representation shall not be subject to the Cap; and

(iii)                               the cumulative indemnification obligations of the Seller under Section 10.2(a)(i), Section 10.2(a)(ii), Section 10.2(a)(iii) and Section 7.1 shall in no event exceed, in aggregate, the Purchase Price.

10.3                        Indemnification by Purchaser.  Subject to the provisions of this Article X and except with respect to indemnification for Taxes (which shall be governed exclusively by Article VII), effective as of and after the Closing, Purchaser and the Transferred Entities shall indemnify and hold harmless Seller and its Affiliates (collectively, the “Seller Indemnified Parties”), from and against any and all Losses actually incurred or suffered by any of the Seller Indemnified Parties, to the extent arising out of or resulting from (a) any breach of any representation or warranty of Purchaser, at and as of the Closing as though made at and as of such time (unless made as of a specific date, in which case at and as of such date), contained in Article IV, provided that any breach of any such representation or warranty and any Losses resulting therefrom shall be determined without giving effect to any limitations or qualifications contained in such representation or warranty regarding materiality or Purchaser Material Adverse Effect; (b) any breach of any covenant or agreement of Purchaser contained in this Agreement; (c) any Liability arising out of or relating to the Business (including the ownership and operation thereof), the ownership, occupation or use by the Transferred Entities of the Business Owned Real Property or the Business Leased Real Property, whether any such Liability arises before or after Closing, is known or unknown, contingent or accrued; and (d) without duplication of any Liability described in the foregoing clause (c), the failure to pay any amounts when due of any

Liability to the extent reflected in, reserved for or taken into account in the determination of Working Capital or Indebtedness on the Final Closing Working Capital and Net Indebtedness Statements.

10.4                        Indemnification Procedures.

(a)                                 A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand asserted, or any other matter or circumstance that arises, that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”); provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except to the extent the Indemnifying Party is prejudiced by such failure.

(b)                                 Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 10.2(a) or Section 10.3, the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within thirty (30) days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided that the Indemnifying Party shall not be entitled to assume the defense and control of such Third Party Claim without the consent of the Indemnified Party if (x) such Third Party Claim seeks an injunction or other equitable or non-monetary relief against the Indemnified Party (other than equitable or non-monetary relief that is incidental to monetary damages as the primary relief sought), (y) such Third Party Claim is related to or otherwise arises in connection with any criminal matter, or (z) the amount of monetary Losses sought in connection with such Third Party Claim is reasonably likely to exceed the Cap (if applicable) or the limitation set forth in Section 10.2(b)(iii).  If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 10.4(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense.  If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall be entitled to select counsel, contractors and consultants, subject to the Indemnified Party’s approval, not to be unreasonably withheld, conditioned or delayed.  Purchaser or Seller, as the case may be, shall, and shall cause each of their Affiliates and representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim.  If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, with the consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed; provided, that such settlement or judgment does not involve any injunctive relief or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party and the Indemnifying Party shall pay or cause to be paid all amounts in such settlement or judgment (subject to the limitations set forth in this Article X).  No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the

Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that such consent is not required if the judgment, settlement or compromise would not involve any payment by the Indemnifying Party and pertains to a Third Party Claim of the type set forth in the proviso to the first sentence of this Section 10.4(b).

10.5                        Exclusive Remedy.  Except with respect to (i) claims for intentional fraud with respect to Seller’s representations and warranties in this Agreement (in the case of Liabilities or Losses by Purchaser Indemnified Parties) or with respect to Purchaser’s or Parent’s representations and warranties in this Agreement (in the case of Liabilities or Losses by Seller Indemnified Parties) and (ii) the matters covered by Sections 2.5 through 2.7 and with respect to any matter relating to Taxes (which shall be governed exclusively by Article VII) and except for the parties’ right to seek and obtain any equitable relief pursuant to Section 11.11, Purchaser and Seller acknowledge and agree that, following the Closing, the indemnification provisions of Sections 10.2 and 10.3 (and the other provisions of this Agreement or any Ancillary Agreement that expressly contemplate indemnification following the Closing) shall be the sole and exclusive remedies of Seller and Purchaser for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each party may at any time suffer or incur, or become subject to, as a result of, or in connection with the Sale or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any party, or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement (but excluding the Ancillary Agreements).  Without limiting the generality of the foregoing, each of Purchaser and Seller hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled.

10.6                        Additional Indemnification Provisions.  With respect to each indemnification obligation contained in this Article X, all Losses shall be net of indemnity proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if indemnification proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent that such proceeds plus the indemnification payment made exceed the indemnifiable Losses incurred), and the Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek recovery under all indemnity provisions covering such Losses to the same extent as it would if such Losses were not subject to indemnification hereunder.

10.7                        Limitation of Liability.  In no event shall any Indemnifying Party have liability to any Indemnified Party for, and Losses shall not be deemed to include, any consequential, special, incidental, exemplary, indirect, punitive or similar damages, or for any loss of future revenue, profits or income, or for any diminution in value damages measured as a multiple of earnings, revenue or any other performance metric, except for any such damages to the extent actually awarded and paid to a third party.  Neither the Purchaser Indemnified Parties, on the one hand, nor the Seller Indemnified Parties, on the other hand, shall be entitled to recover more than once in respect of any Loss.

10.8                        Mitigation.  Each of the parties agrees to use its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder, and no Indemnifying Party shall be liable for any Losses to the extent they arise out of or result from the Indemnified Party’s failure to use commercially reasonable efforts to mitigate such Losses.

ARTICLE XI

GENERAL PROVISIONS

11.1                        Interpretation; Absence of Presumption.

(a)                                 It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is or is not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect for purposes of this Agreement.

(b)                                 For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (x) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (xi) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xii) a reference to any Person includes such Person’s successors and permitted assigns; (xiii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; and (xiv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.  If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Transferred Entities.

(c)                                  Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Seller Disclosure Schedule or Purchaser Disclosure Schedule, only to the extent that the relevance of such disclosure is reasonably apparent.

11.2                        Headings; Definitions.  The Section and Article headings contained in this Agreement and the Ancillary Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the Ancillary Agreements.

11.3                        Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a)                                 This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.  In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Supreme Court of the State of New York, New York County, or the United States District Court for the Southern District of New York, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum, and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Supreme Court of the State of New York, New York County, or the United States District Court for the Southern District of New York.  Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 11.7.

(b)                                 EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE

ADMINISTRATION THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.  NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY ANCILLARY AGREEMENTS OR RELATED INSTRUMENTS.  NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.  EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.3.  NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

11.4                        Entire Agreement.  This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, and the Confidentiality Agreement, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to in this Agreement.

11.5                        No Third Party Beneficiaries.  Except for Sections 5.9, 7.1, 7.2, 10.2 and 10.3, in each case which are intended to benefit, and to be enforceable by, the parties specified therein, this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

11.6                        Expenses.  Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

11.7                        Notices.  All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or by facsimile transmission, and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a)                                 If to Seller:

Abbott Laboratories

100 Abbott Park Road, D-364
Abbott Park, Illinois 60064-3500
Attention:                                         Executive Vice President, General Counsel and Secretary

Facsimile No:                      (224) 667-3966

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:                                         David K. Lam, Esq.

Victor Goldfeld, Esq.

Facsimile No:                      (212) 403-2000

(b)                                 If to Purchaser:

Chace LLC
c/o Johnson & Johnson Law Department
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
Attention:                                         General Counsel

Facsimile No:                      (732) 524-2788

with a copy (which shall not constitute notice) to:

Johnson & Johnson Law Department
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
Attention:                                         General Counsel

Facsimile No:                      (732) 524-2788

and:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Attention:                                         Robert I. Townsend, III, Esq.

Damien R. Zoubek, Esq.

Facsimile No:                      (212) 474-3700

11.8                        Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided, that no party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of the other party to this Agreement, except that (a) Seller may transfer or assign, in whole or from time to time in part, its rights under this Agreement to any Affiliate of Seller, but any such transfer or assignment will not relieve Seller of any of its obligations hereunder and (b) Purchaser may transfer or assign, in whole or from time to time in part, to one or more of its Affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Purchaser of any of its obligations hereunder.

11.9                        Amendments and Waivers.  This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought.  Any party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with.  The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

11.10                 Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

11.11                 Specific Performance.  The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.  The parties acknowledge and agree that the limitations on remedies of the parties following termination of this Agreement set forth in Section 9.3 shall not limit the right of Seller to obtain specific performance pursuant to this Section 11.11.  If, prior to the Outside Date, any party brings any Action in accordance with Section 11.3 to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such action.

11.12                 Parent Undertaking.  Parent will cause Purchaser to comply with its obligations under this Agreement and the Ancillary Agreements.  Parent hereby makes the representations and warranties in Article IV of this Agreement, mutatis mutandis, with respect to its obligations under this Section 11.12.

11.13                 Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)                                 Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Transferred Entities, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller, any of its Affiliates or any shareholder, officer, employee or director of Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing Seller or any of its Affiliates in connection with this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (the “Current Representation”).

(b)                                 Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Transferred Entities, to waive and not to assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Affiliates, and following the Closing, with any Transferred Entity (including in respect of any claim for indemnification by Purchaser), it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Seller and that Seller, and not Purchaser, its Affiliates or the Transferred Entities, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection; provided that any information specifically related to the Business that is covered by such privilege and any documents containing advice or communications subject thereto shall be kept confidential by Seller.  Accordingly, from and after Closing, none of Purchaser, its Affiliates or the Transferred Entities shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Seller and not of Purchaser, its Affiliates or the Transferred Entities, or to internal counsel relating to such engagement, and none of Purchaser, its Affiliates, the Transferred Entities or any Person acting on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Seller.

11.14                 No Admission.  Nothing herein shall be deemed an admission by Purchaser, Seller or any of their respective Affiliates, in any Action or proceeding by or on behalf of a third party, that Purchaser, Seller or any of their respective Affiliates, or that such third party or any of its respective Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any contract.

11.15                 Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

ABBOTT LABORATORIES

By:	/s/ Thomas C. Freyman
	Name:	Thomas C. Freyman
	Title:	Executive Vice President, Finance and
Administration

CHACE LLC

By:	/s/ Peter Kerrane
	Name:	Peter Kerrane
	Title:	President

JOHNSON & JOHNSON
(solely for purposes of Section 11.12)

By:	/s/ Dominic J. Caruso
	Name:	Dominic J. Caruso
	Title:	Executive Vice President &
Chief Financial Officer

[Signature Page to Stock Purchase Agreement]